Form 40-F
period 2019-08-31
ORGANIGRAM HOLDINGS INC.
filed 2019-11-27
CIK 1620737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2019	Commission File Number: 001-38885

	ORGANIGRAM HOLDINGS INC.
	(Exact name of Registrant as specified in its charter)

Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

	35 English Dr. Moncton, New Brunswick Canada E1E 3X3 Tel: 1-855-961-9420
	(Address and telephone number of Registrant's principal executive offices)
	CORPORATION SERVICE COMPANY 251 Little Falls Drive County of New Castle Wilmington, Delaware 19808 Tel: 1-800-927-9800
	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class Common Shares, no par value	Name of Each Exchange on Which Registered: The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report: 156,196,347

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	[X]	No	[ ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	[X]	No	[ ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                [   ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

 ii

INTRODUCTORY INFORMATION

Organigram Holdings Inc. (the "Company" or "Organigram") is a "foreign private issuer" as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a Canadian issuer eligible to file its annual report ("Annual Report") pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The Company's common shares are listed on the Toronto Stock Exchange and the Nasdaq Global Select Market ("Nasdaq") under the trading symbol "OGI".

In this annual report, references to "we", "our", "us", the "Company" or "Organigram", mean Organigram Holdings Inc. and our wholly-owned subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to "$" mean Canadian dollar and references to "U.S. dollars" or "US$" are to United States dollars.

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the year ended August 31, 2019, together with the report thereon of the independent registered public accounting firm	99.4
Management's Discussion and Analysis of the Company for the year ended August 31, 2019 (the "MD&A")	99.5
Annual Information Form of the Company for the year ended August 31, 2019 (the "AIF")	99.6

FORWARD-LOOKING STATEMENTS

This Annual Report (including the documents incorporated by reference herein) includes or incorporates by reference certain statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectation and that of our officers and directors.  Such statements can be identified by the use of forward-looking terminology such as "expect," "likely", "may," "will," "should," "intend," or "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this Annual Report are made only as of the date of this Annual Report. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

  the expected performance of the Company's business and operations;

  the intention to grow the business, operations and potential activities of the Company;

  the ongoing and proposed expansion of the Moncton Campus, as defined in the AIF, the timing of construction, its costs and receipt of any approvals from Health Canada to complete such expansion and increase production and sales capacity;

  the expected growth in the number of customers and patients using the Company's recreational and medical cannabis, including edible products;

  the expected growth in the number of customers and patients using the Company's cannabis oil extracts and related products;

  the expected growth in the Company's growing and cannabis oil extraction capacity;

  the number of grams of cannabis and the amount of cannabis oil extract related products expected to be used by each customer or patient;

  the methods expected to be used by the Company to deliver cannabis and cannabis oil extract related products;

  the competitive conditions of the industry;

  the effect of government regulations (or changes thereto) with respect to the restrictions on production, sale, consumption, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use and receipt of necessary permits and approvals;

  the competitive and business strategies of the Company;

  the grant and impact of any license or supplemental license to conduct activities with hemp, cannabis and/or cannabis or hemp oil extracts or any amendments thereof;

  the anticipated future gross revenues and profit margins of the Company's operations;

  the Company's ability to raise additional funds including through the sale of equity or debt securities;

  future liquidity and financial capacity;

  expectations regarding revenues and expenses;

  expectations with respect to the success of the Company's research and development on cannabis and its derivatives;

  the scope of protection the Company is able to establish and maintain, if any, for intellectual property rights covering its products;

  the Company's ability to enter into and maintain strategic arrangements with distributors and retailers and the potential benefits of such arrangements;

  the Company's anticipated investments in community relations, cannabis health and safety education programming in the locations where the Company operates and the further development of its social responsibility programs;

  the Company's ability to obtain Good Manufacturing Practice certification;

  the advancement of the Company's international projects and targeting other opportunities as the laws and regulations governing cannabis evolve internationally;

  the legalization of industrial hemp or cannabis for medical use or adult recreational use in jurisdictions outside of Canada and the Company's ability to participate in any such markets, if and when such use is legalized;

  the Company's ability to import and export cannabis, hemp, and cannabis and hemp extracts to/from foreign jurisdictions it may identify from time to time;

  whether key personnel will continue their employment with the Company;

  the Company's plan with respect to the payment of dividends; and

  the Company's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or proceedings involving the Company, including but not limited to the class action proceeding described in the AIF.

Certain of the forward-looking statements and forward-looking information and other information contained in this Annual Report concerning the medical cannabis industry, industrial hemp industry, and the adult-use recreational cannabis industry and the general expectations of the Company concerning the medical cannabis industry, industrial hemp industry, and the adult-use recreational cannabis industry and concerning the Company are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry, industrial hemp industry, and the adult use recreational cannabis industry involves risks and uncertainties that are subject to change based on various factors.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in the AIF under "Description of the Business" as well as statements regarding the Company's objectives, plans and goals, including future operating results, economic performance and patient and customer acquisition efforts may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Annual Report.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as and to the extent required by applicable law, including applicable United States federal securities laws.

See also "Risk Factors" in the AIF.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (the "IASB"), which differ in certain respects from United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the SEC. Therefore, the Company's financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on August 31, 2019 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3295.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Rate is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were not effective because of the material weaknesses in our internal control over financial reporting described below.

Regardless of how well the disclosure controls and procedures and internal control over financial reporting are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company's objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting, as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of the Company's principal executive and principal financial officers or persons performing similar functions and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.  Internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

This Annual Report is not required to include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.  However, as disclosed in the Company's MD&A, in connection with the Company's reporting obligations in Canada, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of August 31, 2019, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this evaluation management concluded that certain material weaknesses existed as of August 31, 2019, as described below.

Previously Identified Material Weakness Not Fully Remediated - Complex Spreadsheet Controls

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets related to the Company's biological asset model. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company's controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, updating of assumptions and evidence of sufficient levels of review of completed spreadsheets.

Remediation Plan and Activities

Management has taken steps since this material weakness was first identified for the fiscal year ended August 31, 2018, to improve its process including establishing checklists to be completed quarterly with multiple levels of review.  Processes have continued to improve during the quarter but continue to require further refinements.  Senior management has discussed this material weakness with the Audit Committee, and the Board of Directors continues to review progress on these remediation activities on a regular and ongoing basis.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of internal controls over financial reporting. The Company is also currently performing scoping exercises and planning for an Enterprise Resource Planning implementation which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods once fully scoped and operational.

Newly Identified Material Weakness - General Information Technology Controls

The Company did not have effective information technology ("IT") general controls over all operating systems, databases, and IT applications supporting financial reports.  Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

Remediation Plan

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of IT related internal control over financial reporting. The Company intends to perform a logical access review to enhance segregation of duties on certain in scope applications within the next fiscal year.

Property, Plant and Equipment

The Company did not maintain effective controls over the acquisition and disposal of capital assets, including the review of source documentation, authorization for disposal and processing of the related financial transaction(s).

Remediation Plan

To further strengthen controls surrounding property, plant and equipment, management has initiated subsequent to year end, or intends to initiate in fiscal 2020, the following procedures:

  Implement a formalized capitalization policy and provide additional training and guidance to internal teams regarding the communicated processes;
  Enhancements to the quarterly capital budget analysis prepared on major projects; and
  Review the asset register and perform a physical inventory count of all the Company's assets.

Limitations of Internal Control over Financial Reporting

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company's internal control over financial reporting in the future.  Management, including the CEO and CFO, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses.  Any system of internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of control.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

No Auditor's Attestation Report

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm relating to the Company's internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. In addition, as an "emerging growth company" (as such term is defined in Rule 12b-2 under the Exchange Act), the Company otherwise would not be required to provide such a report. The Company will be required to provide an attestation report when it no longer qualifies as an emerging growth company.

No Changes in Internal Control over Financial Reporting

There have been no changes to the Company's internal control over financial reporting during the year ended August 31, 2019 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board") is responsible for the Company's corporate governance and has the following separately designated standing committees: the Governance, Nominating and Compensation Committee, the Investment Committee, and the Audit Committee.  The respective charters of the Governance, Nominating and Compensation Committee, the Investment Committee, and the Audit Committee can be viewed on the Company's corporate website at www.organigram.ca.  In addition, the Company's Audit Committee Charter is attached as Appendix "A" to the AIF, which is filed as Exhibit 99.6 to this Annual Report.

Governance, Nominating and Compensation Committee

The Governance, Nominating and Compensation Committee is responsible for reviewing, overseeing and evaluating the governance, nominating and compensation policies of the Company. The Committee's mandate includes: (a) assessing the effectiveness of the Board, each of its committees and individual directors; (b) overseeing the recruitment and selection of candidates to be nominated for election as directors; (c) organizing an orientation and education program for new directors; (d) considering and approving proposals by the directors to engage outside advisors on behalf of the Board as a whole or on behalf of the independent directors; (e) reviewing and making recommendations to the Board concerning the size, composition and structure of the Board and its committees; (f) overseeing management succession; (g) administering any securities-based compensation plans of the Company; (h) assessing the performance of the Company's management; (i) reviewing and approving the compensation paid by the Company, if any, to the Company's officers; and (j) reviewing and making recommendations to the Board concerning the level and nature of the compensation payable to Company's directors and officers.

The Governance, Nominating and Compensation Committee reviews and makes recommendations to the Board at least annually with respect to the compensation of the Chief Executive Officer and other senior executive officers of the Company, including incentive compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements, and change of control arrangements or provisions, and any special or supplemental benefits. In considering compensation matters, the Committee is required under its Charter to be guided by the following principles: (a) offering competitive compensation to attract, retain and motivate the very best qualified individuals in order for the Company to meet its goals; and (b) acting in the interests of the Company by being fiscally responsible.

The Company's Governance, Nominating and Compensation Committee is required under its Charter to meet at least semi-annually and more frequently as circumstances require. The Committee is comprised of Michel J. Bourque (Chair), Sherry Porter and Dexter John. The Board has determined that all three members of the Governance, Nominating and Compensation Committee are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

Investment Committee

The Investment Committee's mandate is to assist the Board in discharging the Board's oversight responsibilities relating to proposed acquisitions, dispositions, major capital investments and financing arrangements.  The Investment Committee is responsible for: (a) reviewing at least quarterly with management the Company's strategic business objectives, including potential acquisitions, dispositions, transaction opportunities and financing arrangements; (b) convening with management as needed to discuss and assess such opportunities, and reviewing and evaluating such opportunities with management on a regular basis; (c) monitoring the performance of the Company's completed transactions and investments by conducting periodic reviews for the purposes of evaluating the degree of success achieved, assessing the accuracy of projections and other assumptions relied upon in approving transactions, identifying the factors that differentiate more successful transactions from less successful ones, and evaluating the strategic contributions resulting from transactions; (d) considering, in conjunction with the Audit Committee as appropriate, the accounting treatment and impact of proposed investments; (e) when appropriate, making recommendations to the Board in respect of a proposed acquisition, disposition, financing or other arrangement (provided, however, that management may approve, without the requirement for further Committee or Board action, corporate development, business development, acquisitions and divestiture transactions in the normal course of business involving consideration up to CAD$5,000,000); and (f) considering conformance with applicable law and compliance elements of proposed investments.

The Investment Committee is comprised of Dexter John  (Chair), Derrick West and Peter Amirault. The Board has determined that all three members of the Investment Committee are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

AUDIT COMMITTEE

Our Board has established the Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the Nasdaq Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.

The Audit Committee is comprised of Derrick West (Chair), Sherry Porter and Michel J. Bourque.  Our Board has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the Nasdaq Marketplace Rules, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Our Board has determined that Derrick West:

  qualifies as an "audit committee financial expert" (as defined in paragraph (8)(b) of General Instruction B to Form 40-F), has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in his financial sophistication (pursuant to Rule 5605(c)(2)(A) of the Nasdaq Marketplace Rules), and
  is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Marketplace Rules).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company's external auditors, in accordance with applicable law.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditor for each of our last two fiscal years ended August 31 in Canadian dollars:

	2019	2018
Audit Fees ($)	$734,200	$310,000
Audit-Related Fees ($)	$1,854	$27,381
Tax Fees ($)	$68,299	$53,450
All Other Fees ($)	$-	$27,374
Total ($)	$804,353	$418,205

Audit Fees

Audit Fees include fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.  For the year ended August 31, 2019, Audit Fees were comprised of quarterly reviews and the annual audit, and a securities engagement.  For the year ended August 31, 2018, Audit Fees were comprised of quarterly reviews, the annual audit, and two bought deal financing transactions.  Audit Fees for the year ended August 31, 2018 includes a restatement of the base audit fee given the extra bill of $100,000 related to the audit for the year ended August 31, 2018 that had not been billed by the time of the issuance of the Company's annual information for that year.

Audit-Related Fees

Audit-Related Fees include fees for assurance and related services that are related to the performance of the review of the financial statements, including fees for review of the Company's Annual Information Form.  For the year ended August 31, 2019, Audit-Related Fees were comprised of fees for Canadian Public Accountability Board ("CPAB") participation, and, for the year ended August 31, 2018, Audit-Related Fees were comprised of accounting advisory for new IFRS standards and CPAB participation fees.

Tax Fees

Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

All Other Fees

All other fees relate to services other than the Audit Fees, Audit-Related Fees and Tax Fees, and includes fees on consultations on acquisition related matters. For the year ended August 31, 2018, this category includes fees in respect of an economic impact assessment of the Company's activities.

Audit Committee Pre-Approval Policies

From time to time, management of the Company recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's auditor.

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company's external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee's responsibilities to management.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any "off-balance sheet arrangements", as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Company's contractual obligations as at August 31, 2019

	Total	Less than one year	1-3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	$57,108,000	$6,062,000	$50,874,000	$127,000	$45,000

Operating Lease Obligations	3,074,000	1,180,000	993,000	901,000	-

Purchase Obligations	20,000,000	20,000,000	-	-	-

Accounts Payable and Accrued Liabilities	40,355,000	40,355,000	-	-	-

Total	$120,537,000	$67,597,000	$51,867,000	$1,028,000	$45,000

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the "Code") that applies to our officers (including without limitation, the CEO, CFO), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct.  The Code meets the requirements for a "code of ethics" within the meaning of that term in Form 40-F.

The Company amended the Code during the fiscal year ended August 31, 2019 to include a section on compliance with laws, rules and regulations, to streamline a section on confidentiality, to include a section regarding accuracy of records and reports, to include sections on information protection, gifts and entertainment, payments to government personnel, lobbying, use of e-mail and internet services, fraud and similar irregularities, reporting and illegal or unethical behavior. An acknowledgement of receipt and review form was also added.  The Code, as so amended, was reviewed and approved by the Company's Board of Directors on August 26, 2019.  The Code is available on the Company's corporate website at www.organigram.ca and under the Company's SEDAR profile on www.SEDAR.com, and is filed as Exhibit 99.7 to this Annual Report.

No waivers of the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended August 31, 2019.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended August 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NASDAQ CORPORATE GOVERNANCE

The Company complies with corporate governance requirements of both the TSX and Nasdaq. As a foreign private issuer the Company is not required to comply with all of the corporate governance requirements of Nasdaq; however, the Company adopts best practices consistent with domestic Nasdaq listed companies when appropriate to its circumstances.

The Company has reviewed the Nasdaq corporate governance requirements and confirms that except as described below, the Company is in compliance with the Nasdaq corporate governance standards in all significant respects:

Executive Sessions: Under Rule 5605(b)(2) of the Nasdaq Marketplace Rules, a listed company must have regularly scheduled meetings at which only independent directors are present ("executive sessions").  The rule contemplates that executive sessions will occur at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled board meetings.  Under applicable Canadian rules, customs and practice, the Company's independent directors are not required to hold executive sessions.  However, the Company is subject to certain disclosure requirements prescribed in Canadian Form 58-101F1 - Corporate Governance Disclosure.  In particular, the Company must disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of the Company's most recently completed financial year. If the Company does not hold executive sessions, the Company must describe what the Board does to facilitate open and candid discussion among its independent directors.

Contents of Audit Committee Charter:  Under Rule 5605(c)(1) of the Nasdaq Marketplace Rules, a listed company must adopt a formal written charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the outside auditor's accountability to the audit committee; and the audit committee's responsibility to ensure the independence of the outside auditor.  In accordance with section 2.3(1) of Canadian National Instrument 52-110 - Audit Committees, the Company has adopted an Audit Committee Charter that sets out its mandate and responsibilities, and substantially complies with Rule 5605(c)(1) of the Nasdaq Marketplace Rules. However, the Audit Committee Charter does not strictly comply with the requirement under Rule 5605(c)(1)(B) that an audit committee charter must specify the committee's responsibility for ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the company, with the view to confirming the objectivity and independence of the auditor. Instead, consistent with the laws, customs and practices in Canada, the Company's Audit Committee Charter provides that: (a) the Committee shall satisfy itself, on behalf of the Board, that the external auditor is independent of management; and (b) in assessing such independence, the Committee shall discuss with the external auditor, and may require a letter from the external auditor outlining, any relationships between the external auditor and the Company or its affiliates.

Composition of Compensation Committee:  Under Rule 5605(d)(1) of the Nasdaq Marketplace Rules, a listed company must adopt a formal written compensation committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities, including structure, processes and membership requirements.  Rule 5605(d)(2)(A) requires that, subject to a limited exception, the compensation committee must be composed of at least two members, each of whom must be an independent director as defined in Rule 5605(a)(2).

Independent Director Oversight of Director Nominations:  Rule 5605(e)(1) of the Nasdaq Marketplace Rules prescribes that, subject to a limited exception, director nominees must either be selected, or recommended for the Board's selection, either by: (a) independent directors (as defined in Rule 5605(a)(2)) constituting a majority of the Board's independent directors in a vote in which only independent directors participate, or (b) a nominations committee comprised solely of independent directors.  Rule 5605(e)(2) requires a listed company to adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under United States federal securities laws.

The Company's Governance, Nominating and Compensation Committee: The Company has adopted a Governance, Nominating and Compensation Committee Charter that substantially complies with Rules 5605(d)(1) and Rule 5605(e)(2) of the Nasdaq Marketplace Rules.  However, in contrast to the requirements of Rules 5605(d)(2)(A) and 5605(e)(1), the Charter prescribes that only a majority of the Committee (which should be comprised of a minimum of three directors) must be independent as defined in Canadian National Instrument 58 101 - Disclosure of Corporate Governance Practices, and free from any relationship that, in the view of the Board, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee.  This is consistent with the laws, customs and practices in Canada.  As disclosed elsewhere in this Annual Report, the Company's Governance, Nominating and Compensation Committee is currently comprised of Michel J. Bourque (Chair), Sherry Porter and Dexter John, each of whom has been determined by the Board to be independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

Shareholder Meeting Quorum Requirement: Under Rule 5620(c) of the Nasdaq Marketplace Rules, a listed company that is not a limited partnership must provide in its by-laws for a quorum of not less than 33 1/3% of the outstanding shares of the company's common voting stock in respect of all meetings of the holders of its common stock. The Company's Bylaws provide that a quorum for a meeting of shareholders of the Company is present if two persons who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least five percent of the issued shares. This quorum requirement is consistent with the laws, customs and practices in Canada.

Proxy Delivery Requirement: Under Rule 5620(b) of the Nasdaq Marketplace Rules, a listed company that is not a limited partnership must solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements: Section 5635 of the Nasdaq Marketplace Rules requires shareholder approval for issuances of common shares, or any securities convertible or exercisable into common shares:

(a) in connection with the acquisition of the stock or assets of another company

(i) where, due to the present or potential issuance of common shares (including shares issued pursuant to an earn-out or similar type of provision, or securities convertible into or exercisable for common shares) other than a public offering for cash:

(A) the common shares constitute or will upon issuance constitute at least 20% of the voting power outstanding before the issuance of the common shares (or, if applicable before the issuance of the securities convertible into or exercisable for common shares); or

(B) the common shares constitute or will upon issuance constitute at least 20% of the number of common shares outstanding before the issuance; or

(ii) if any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3) of the Nasdaq Marketplace Rules) of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target company or assets to be acquired, or in the consideration to be paid in the transaction or series of related transactions, and the present or potential issuance of common shares, or securities convertible into or exercisable for common shares, could result in an increase of 5% or more in the outstanding common shares or voting power of the listed company;

(b) where the common shares sold (or the number of common shares into which the securities sold are convertible or exercisable), either alone or together with sales by officers, directors or Substantial Shareholders of the listed company, constitute at least

(i) 20% of the outstanding common shares before the issuance, or

(ii) 20% of the voting power of the outstanding common shares before the issuance,

in either case except for (A) public offerings of common shares for cash, and (B) transactions involving the sale, issuance or potential issuance of common shares at a price, or securities convertible or exercisable into common shares with a conversion or exercise price, that is greater than or equal to the lesser of (1) the last closing price immediately preceding the signing of a binding agreement, and (2) the average closing price of the common shares on Nasdaq for the five trading days immediately preceding the signing of the binding agreement; and

(c) where the issuance would result in a change of control of the listed company.

The Company intends to follow TSX rules for shareholder approval of new issuances of its common shares. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the listed issuer; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm's length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (a) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (b) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The rules of the TSX also require shareholder approval in connection with an acquisition by a listed issuer where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis.

Equity Compensation Plans: Section 5635(c) of the Nasdaq Marketplace Rules also requires shareholder approval of all stock option or purchase plans or other arrangements that provide for equity securities as compensation to officers, directors, employees or consultants, and any material amendments to such plans or arrangements, except for certain plans and arrangements, including:

(a) stock purchase plans available on equal terms to all security holders of the listed company (such as a typical dividend reinvestment plan);

(b) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided that such plans are approved by the listed company's independent compensation committee or a majority of the company's independent directors;

(c) those plans or arrangements allowing employees, directors or service providers to buy such securities on the open market or from the listed company for current fair market value;

(d) grants of options or other equity-based compensation as a material inducement to the grantee's entering into employment with the listed company, provided that such grants are approved by the listed company's independent compensation committee or a majority of the company's independent directors; and

(e) conversions, replacements or adjustments of outstanding options or other equity compensation awards to reflect a merger or acquisition.

The Company intends to follow TSX rules in respect of its security based compensation arrangements.  The TSX requires shareholder approval of all security based compensation arrangements, and any material amendments to such arrangements, except for arrangements used as an inducement to persons or companies not previously employed by and not previously an insider of the listed issuer, provided that: (i) such persons or companies enter into a contract of full time employment as an officer of the listed issuer; and (ii) the number of securities made issuable to such persons or companies during any twelve month period does not exceed in aggregate 2% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date the exemption is first used during such twelve month period. Such shareholder approval is required when the security based arrangement is instituted and every three years thereafter if the arrangement does not have a fixed maximum aggregate of securities issuable. The TSX considers a security based compensation arrangement to be any compensation or incentive mechanism involving the issuance from treasury or potential issuance from treasury of securities of a listed issuer.

Insiders of a listed issuer that are entitled to receive a benefit under a security based compensation arrangement are not eligible to vote their securities in respect of the shareholder approval required by the TSX unless such security based compensation arrangement contains an "insider participation limit". An "insider participation limit" is a provision typically found in security based compensation arrangements which limits the number of a listed issuer's securities: (i) issued to insiders of the listed issuer, within any one year period; and (ii) issuable to insiders of the listed issuer at any time, to 10% of the listed issuer's total issued and outstanding securities. For the purposes of security based compensation arrangements, the definition of "insider" would include the CEO, CFO, all directors of the listed issuer and its major subsidiaries, any person responsible for a principal business unit, division or function, and any shareholder that has beneficial ownership or control or direction over, more than 10% of the issued and outstanding common shares of the listed issuer. The Company obtains shareholder approval of its equity compensation plans in accordance with applicable rules and regulations of the TSX.

The foregoing are consistent with the laws, customs and practices in Canada.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2019	Organigram Holdings Inc. By: /s/ Gregory Engel Gregory Engel Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3

Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4

Audited consolidated financial statements of the Company and notes thereto as at and for the years ended August 31, 2019, together with the report of the Independent Registered Public Accounting Firm thereon

99.5	Management's Discussion and Analysis for the year ended August 31, 2019
99.6	Annual Information Form of the Company for the year ended August 31, 2019
99.7	Code of Business Conduct and Ethics
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
101	Interactive Data File*

* To be filed by amendment.