Form 40-F
period 2020-08-31
ORGANIGRAM HOLDINGS INC.
filed 2020-11-30
CIK 1620737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2020	Commission File Number: 001-38885

Organigram Holdings Inc.
(Exact name of Registrant as specified in its charter)

Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

35 English Dr.
Moncton, New Brunswick
Canada E1E 3X3
Tel: 1-855-961-9420
(Address and telephone number of Registrant's principal executive offices)

CORPORATION SERVICE COMPANY
251 Little Falls Drive
County of New Castle
Wilmington, Delaware 19808
Tel: 1-800-927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	OGI	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

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

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☒	No	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.            ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.            ☐

INTRODUCTORY INFORMATION

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

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the year ended August 31, 2020, together with the report thereon of the independent registered public accounting firm	99.4
Management's Discussion and Analysis of the Company for the year ended August 31, 2020 (the "MD&A")	99.5
Annual Information Form of the Company for the year ended August 31, 2020 (the "AIF")	99.6

FORWARD-LOOKING STATEMENTS

This Annual Report (including the documents incorporated by reference herein) includes or incorporates by reference certain statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectation and that of our officers and directors.  Such statements can be identified by the use of forward-looking terminology such as "outlook", "objective", "may," "will," "could", "would", "might", "expect", "intend", "estimate", "anticipate", "believe", "plan", "continue", "budget", "schedule" or "forecast" or similar expressions suggesting future outcomes or events.  They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company's plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company's current expectations about future events.

Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

  Moncton Campus (as defined in the AIF) licensing and target capacity and timing thereof;

  Expectations regarding production capacity, facility size, THC content, costs and yields;

  The impact of the current global health crisis caused by COVID-19 (as defined in the AIF);

  Expectations around demand for cannabis and related products, future opportunities and sales including the relative mix of medical versus adult-use recreational products, the relative mix of products within the adult-use recreational category including wholesale, the Company's financial position, future liquidity and other financial results;

  Legislation of additional cannabis types and forms for adult-use in Canada including regulations relating thereto and the implementation thereof and our future product forms;

  Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand;

  Strategic investments and capital expenditures, and expected related benefits;

  Expectations regarding the resolution of litigation and other legal proceedings;

  The general continuance of current, or where applicable, assumed industry conditions;

  Changes in laws, regulations and guidelines, including the recreational and medical cannabis market;

  Price of cannabis and derivative cannabis products;

  Impact of the Company's cash flow and financial performance on third parties, including its supply partners;

  Fluctuations in the price of the Company's common shares and the market for the Company's common shares;

  Treatment of the Company's business under governmental regulatory regimes and tax laws, including the Excise Act (as defined in the AIF) and the renewal of the Company's license thereunder and the Company's ability to obtain export licenses from time to time;

  The Company's growth strategy, targets for future growth and forecasts of the results of such growth;

  Expectations concerning access to capital and liquidity and the Company's ability to access the public markets to fund operational activities and growth;

  The Company's ability to remain listed on the TSX and Nasdaq and the impact of any actions it may be required to take to remain listed;

  The ability of the Company to generate cash flow from operations and from financing activities;

  The competitive conditions of the industry, including the Company's ability to maintain or grow its market share;

  Expectations with respect to the success of the Company's research and development initiatives;

  The scope of protection the Company is able to establish and maintain, if any, for its intellectual property rights;

  The Company's ability to enter into and maintain strategic arrangements with distributors and retailers and the potential costs and benefits of such arrangements;

  The Company's anticipated investments in community relations, cannabis health and safety education programming in the locations where the Company operates and the further development of its social responsibility programs;

  The targeting of international opportunities as the laws and regulations governing cannabis evolve internationally;

  The legalization of industrial hemp or cannabis for medical use or adult recreational use in jurisdictions outside of Canada and the Company's ability to participate in any such markets, if and when such use is legalized;

  The Company's ability to import and export cannabis, hemp, and cannabis and hemp extracts to/from foreign jurisdictions it may identify from time to time;

  Whether key personnel will continue their employment with the Company; and

  The Company's plan with respect to the payment of dividends.

Forward-looking statements are provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such statements may not be appropriate for other purposes. Forward-looking statements do not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this Annual Report may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and, conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved.

Factors that could cause actual results to differ materially from those set forth in forward-looking statements include, but are not limited to: financial risks; dependence on senior management, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines; industry competition; general economic conditions and global events including COVID-19 retail store closures or reduced sales at retail stores or otherwise due to COVID-19; heightened uncertainty as a result of COVID-19 including economic and industry uncertainty and governmental action in respect thereto including with respect to  impacts on production, operations, product development, new product launches, disclosure controls and procedures or internal control over financial reporting, including as they may be impacted by delays in remediation due to work from home policies and other COVID 19  impacts, demand for products and services,  third-party suppliers or service providers, and any existing or new international business partnerships; production facilities running at less than full capacity due to reduced workforce for reasons related to COVID-19 (as described herein) and market demand; potential supply chain and distribution disruptions; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries and its investments’ ability to, where applicable, obtain and/or maintain their status as Licensed Producers (as defined in the AIF) or other applicable licenses; risk factors affecting its investments; availability of any required financing on commercially attractive terms or at all; non-compliance with debt covenants; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s Rec 2.0 products (as defined in the MD&A), and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal controls over financial reporting and disclosure controls and procedures; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned and demand for cannabis and related products will change in the manner expected by management, in each case after taking into account any impacts related to COVID-19 that are currently known or predicted by management based on the limited information available and the fluidity and uncertainty of the crisis.

All forward-looking information is provided as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as and to the extent required by applicable law, including applicable United States federal securities laws.

See also "Risk Factors" in the MD&A and the AIF.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on August 31, 2020 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.30.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Regardless of how well the disclosure controls and procedures and internal control over financial reporting are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company's objectives in providing reliable financial reporting information in accordance with IFRS as issued by the IASB. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting, as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of the Company's principal executive and principal financial officers or persons performing similar functions and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.  Internal control over financial reporting includes policies and procedures that:

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

In connection with the Company's reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of August 31, 2020, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this evaluation management concluded that certain material weaknesses existed as of August 31, 2020, as described at page 39 of the MD&A, filed as Exhibit 99.5 to this Annual Report.

No Auditor's Attestation Report

As an "emerging growth company" (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to include in this Annual Report an attestation report of the Company's independent registered public accounting firm relating to the Company's internal control over financial reporting. The Company will be required to provide an attestation report when it no longer qualifies as an emerging growth company.

No Changes in Internal Control over Financial Reporting

There have been no changes to the Company's internal control over financial reporting during the year ended August 31, 2020 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

CORPORATE GOVERNANCE

The Board of Directors is responsible for the Company’s corporate governance and has the following separately designated standing committees: the Governance and Nominating Committee, the Compensation Committee, the Investment Committee, and the Audit Committee.  The respective charters of the Governance and Nominating Committee, the Compensation Committee, the Investment Committee, and the Audit Committee can be viewed on the Company’s corporate website at www.organigram.ca.  In addition, the Company’s Audit Committee Charter is attached as Appendix “A” to the AIF, which is filed as Exhibit 99.6 to this Annual Report.

Governance and Nominating and Compensation Committees

The Governance and Nominating and Compensation Committees are responsible for reviewing, overseeing and evaluating the governance, nominating and compensation policies of the Company. The Committee mandates include: (a) assessing the effectiveness of the Board of Directors, each of its committees and individual directors; (b) overseeing the recruitment and selection of candidates to be nominated for election as directors; (c) organizing an orientation and education program for new directors; (d) considering and approving proposals by the directors to engage outside advisors on behalf of the Board of Directors as a whole or on behalf of the independent directors; (e) reviewing and making recommendations to the Board of Directors concerning the size, composition and structure of the Board of Directors and its committees; (f) overseeing management succession; (g) administering any securities-based compensation plans of the Company; (h) assessing the performance of the Company's management; (i) reviewing and approving the compensation paid by the Company, if any, to the Company's officers; and (j) reviewing and making recommendations to the Board of Directors concerning the level and nature of the compensation payable to Company's directors and officers.

The Compensation Committee reviews and makes recommendations to the Board of Directors at least annually with respect to the compensation of the Chief Executive Officer and other senior executive officers of the Company, including incentive compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements, and change of control arrangements or provisions, and any special or supplemental benefits. In considering compensation matters, the Committee is required under its Charter to be guided by the following principles: (a) offering competitive compensation to attract, retain and motivate the very best qualified individuals in order for the Company to meet its goals; and (b) acting in the interests of the Company by being fiscally responsible.

The Company's Governance and Nominating and Compensation Committees are required under their Charter to meet at least semi-annually and more frequently as circumstances require. The Governance and Nominating Committee is comprised of Geoffrey Machum (Chair), Sherry Porter and Dexter John.  The Compensation Committee is comprised of Sherry Porter (Chair), Geoffrey Machum and Ken Manget. The Board of Directors has determined that all three members of each of the Governance and Nominating and the Compensation Committees are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

Investment Committee

The Investment Committee's mandate is to assist the Board of Directors in discharging the Board of Directors' oversight responsibilities relating to proposed acquisitions, dispositions, major capital investments and financing arrangements.  The Investment Committee is responsible for: (a) reviewing at least quarterly with management the Company's strategic business objectives, including potential acquisitions, dispositions, transaction opportunities and financing arrangements; (b) convening with management as needed to discuss and assess such opportunities, and reviewing and evaluating such opportunities with management on a regular basis; (c) monitoring the performance of the Company's completed transactions and investments by conducting periodic reviews for the purposes of evaluating the degree of success achieved, assessing the accuracy of projections and other assumptions relied upon in approving transactions, identifying the factors that differentiate more successful transactions from less successful ones, and evaluating the strategic contributions resulting from transactions; (d) considering, in conjunction with the Audit Committee as appropriate, the accounting treatment and impact of proposed investments; (e) when appropriate, making recommendations to the Board of Directors in respect of a proposed acquisition, disposition, financing or other arrangement (provided, however, that management may approve, without the requirement for further Committee or Board of Directors action, corporate development, business development, acquisitions and divestiture transactions in the normal course of business involving consideration up to CAD$5,000,000); and (f) considering conformance with applicable law and compliance elements of proposed investments.

The Investment Committee is comprised of Dexter John (Chair), Stephen Smith and Ken Manget. The Board of Directors has determined that all three members of the Investment Committee are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the Nasdaq Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.

The Audit Committee is comprised of Stephen Smith (Chair), Ken Manget and Dexter John.  Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the Nasdaq Marketplace Rules, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Our Board of Directors has determined that Stephen Smith:

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

Tabular disclosure of the amounts billed to us by our independent auditor for each of our last two fiscal years ended August 31, as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 62 of the AIF, filed as Exhibit 99.6 to this Annual Report.

Audit Fees

Audit Fees include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.  For the year ended August 31, 2020, Audit Fees were comprised of quarterly reviews and the annual audit, and fees with respect to a base shelf prospectus and two prospectus supplements documents filed by the Company.

Audit-Related Fees

Audit–Related Fees include fees for assurance and related services that are related to the performance of the review of the financial statements, including fees for review of the Company’s Annual Information Form.  For the year ended August 31, 2020, Audit-Related Fees were comprised of fees for Canadian Public Accountability Board (“CPAB”) participation, and, for the year ended August 31, 2019, Audit-Related Fees were comprised of CPAB participation fees.

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

CONTRACTUAL OBLIGATIONS

Tabular disclosure of the Company's contractual obligations as at August 31, 2020 is made on page 41 of the MD&A, filed as Exhibit 99.5 to this Annual Report.

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the "Code") that applies to our officers (including without limitation, the CEO, CFO), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct.  The Code meets the requirements for a "code of ethics" within the meaning of that term in Form 40-F.

The Code was reviewed and approved by the Board of Directors on August 26, 2020.  The Code is available on the Company's corporate website at www.organigram.ca and under the Company's SEDAR profile on www.SEDAR.com and is filed as Exhibit 99.7 to this Annual Report.

No waivers of the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended August 31, 2020.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended August 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Executive Sessions: Under Rule 5605(b)(2) of the Nasdaq Marketplace Rules, a listed company must have regularly scheduled meetings at which only independent directors are present ("executive sessions").  The rule contemplates that executive sessions will occur at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled board meetings.  Under applicable Canadian rules, customs and practice, the Company's independent directors are not required to hold executive sessions.  However, the Company is subject to certain disclosure requirements prescribed in Canadian Form 58-101F1 - Corporate Governance Disclosure.  In particular, the Company must disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of the Company's most recently completed financial year. If the Company does not hold executive sessions, the Company must describe what the Board of Directors does to facilitate open and candid discussion among its independent directors.

Contents of Audit Committee Charter:  Under Rule 5605(c)(1) of the Nasdaq Marketplace Rules, a listed company must adopt a formal written charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the outside auditor's accountability to the audit committee; and the audit committee's responsibility to ensure the independence of the outside auditor.  In accordance with section 2.3(1) of Canadian National Instrument 52-110 - Audit Committees, the Company has adopted an Audit Committee Charter that sets out its mandate and responsibilities, and substantially complies with Rule 5605(c)(1) of the Nasdaq Marketplace Rules. However, the Audit Committee Charter does not strictly comply with the requirement under Rule 5605(c)(1)(B) that an audit committee charter must specify the committee's responsibility for ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the company, with the view to confirming the objectivity and independence of the auditor. Instead, consistent with the laws, customs and practices in Canada, the Company's Audit Committee Charter provides that: (a) the Committee shall satisfy itself, on behalf of the Board of Directors, that the external auditor is independent of management; and (b) in assessing such independence, the Committee shall discuss with the external auditor, and may require a letter from the external auditor outlining, any relationships between the external auditor and the Company or its affiliates.

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

Independent Director Oversight of Director Nominations:  Rule 5605(e)(1) of the Nasdaq Marketplace Rules prescribes that, subject to a limited exception, director nominees must either be selected, or recommended for the Board of Directors' selection, either by: (a) independent directors (as defined in Rule 5605(a)(2)) constituting a majority of the Board of Directors' independent directors in a vote in which only independent directors participate, or (b) a nominations committee comprised solely of independent directors.  Rule 5605(e)(2) requires a listed company to adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under United States federal securities laws.

The Company's Governance and Nominating Committee and Compensation Committee: The Company has adopted a Governance and Nominating Committee Charter and a Compensation Committee Charter that substantially comply with Rules 5605(d)(1) and Rule 5605(e)(2) of the Nasdaq Marketplace Rules.  However, in contrast to the requirements of Rules 5605(d)(2)(A) and 5605(e)(1), the Charters prescribe that only a majority of the Committee (which should be comprised of a minimum of three directors) must be independent as defined in Canadian National Instrument 58 101 - Disclosure of Corporate Governance Practices, and free from any relationship that, in the view of the Board of Directors, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee.  This is consistent with the laws, customs and practices in Canada.  As disclosed elsewhere in this Annual Report, the Company's Governance and Nominating Committee is currently comprised of Geoff Machum (Chair), Sherry Porter and Dexter John and the Compensation Committee is currently comprised of Sherry Porter (Chair), Geoff Machum and Ken Manget, each of whom has been determined by the Board of Directors to be independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

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

Distribution of Annual Reports:  NASDAQ Marketplace Rule 5250(d) requires a NASDAQ-listed company to make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on 40-F under the Exchange Act) within a reasonable period of time following the filing of the annual report with the SEC. The Company may comply with this requirement either:

  by mailing the report to shareholders (as opposed to electronic or notice-and-access delivery);

  by satisfying the requirements for furnishing an annual report contained in Rule 14a-16 under the Exchange Act; or

  by posting the annual report to shareholders on or through the company's website, along with a prominent undertaking in the English language to provide shareholders, upon request, a hard copy of the annual report free of charge. A company that chooses to satisfy this requirement pursuant in this manner must, simultaneous with this posting, issue a press release stating that its annual report has been filed with the Commission. The press release must also state that: (a) the annual report is available on the company's website and include the website address, and (b) shareholders may receive a hard copy free of charge upon request.

As indicated above, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act (as well as Rule 14a-16 promulgated under the Exchange Act), and solicits proxies in accordance with applicable rules and regulations in Canada.

Section 437 of the TSX Company Manual requires that: (a) every TSX-listed company must forward annually to each shareholder who has requested them its annual financial statements and its related management's discussion and analysis in accordance with Canadian National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"); and (b) if a listed company produces an annual report, it must be filed publicly through SEDAR, available at www.sedar.com.

Pursuant to NI 51-102, the Company is required to send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that registered holders and beneficial owners may use to request a copy of the Company's annual financial statements and related management's discussion and analysis, the interim financial statements and related management's discussion and analysis, or both. If a registered holder or beneficial owner of securities, other than debt instruments, of the Company requests the Company's annual or interim financial statements, the Company must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of: (a) 10 days after the filing deadline for the financial statements, or (b) 10 calendar days after the Company receives the request.  If the Company sends financial statements it must also send, at the same time, the annual or interim management's discussion and analysis relating to the financial statements.

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

Date: November 30, 2020	Organigram Holdings Inc. By: /s/ Gregory Engel ______________________________ Gregory Engel Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended August 31, 2020, together with the report of the Independent Registered Public Accounting Firm thereon
99.5	Management's Discussion and Analysis for the year ended August 31, 2020
99.6	Annual Information Form of the Company for the year ended August 31, 2020
99.7	The Company's Code of Business Conduct and Ethics as approved on August 26, 2020
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase