Form 40-F
period 2021-08-31
ORGANIGRAM HOLDINGS INC.
filed 2021-11-23
CIK 1620737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2021	Commission File Number 001-38885

ORGANIGRAM HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 298,786,023

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐

2

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

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the year ended August 31, 2021 , together with the reports thereon of the independent registered public accounting firms	99.4
Management's Discussion and Analysis of the Company for the year ended August 31, 2021 (the "MD&A")	99.5
Annual Information Form of the Company for the year ended August 31, 2021 (the "AIF")	99.6

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

Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

•Moncton Campus (as defined in the AIF) and Winnipeg Facility (as defined in the AIF) licensing and target production capacity and timing thereof;

•Expectations regarding production capacity, facility size, THC (as defined in the AIF) content, costs and yields;

•Expectations regarding the prospects of the Company's collaboration with BT DE Investment Inc. (referred to in the AIF and MD&A as "BAT");

•Expectations regarding the prospects for the Company's subsidiary The Edibles and Infusions Corporation (referred to in the AIF and the MD&A as "EIC");

•The impact of the current global health crisis caused by COVID-19 (as defined in the AIF);

•Expectations around demand for cannabis and related products, future opportunities and sales including the relative mix of medical versus adult-use recreational products, the relative mix of products within the adult-use recreational category including wholesale, the Company's financial position, future liquidity and other financial results;

•Legislation of additional cannabis types and forms for adult-use in Canada including regulations relating thereto and the implementation thereof and our future product forms;

•Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand;

•Strategic investments and capital expenditures, and expected related benefits;

•Expectations regarding the resolution of litigation and other legal proceedings;

•The general continuance of current, or where applicable, assumed industry conditions;

•Changes in laws, regulations and guidelines, including those relating to the recreational and/or medical cannabis markets;

•The price of cannabis and derivative cannabis products;

•Expectations around the introduction of new genetics;

•The impact of the Company's cash flow and financial performance on third parties, including its supply partners;

•Fluctuations in the price of the Common Shares and the market for the Common Shares;

•The Treatment of the Company's business under governmental regulatory regimes and tax laws, including the Excise Act 2001 (Canada) and the renewal of the Company's licenses thereunder and the Company's ability to obtain export licenses from time to time;

•The Company's growth strategy, targets for future growth and forecasts of the results of such growth;

•Expectations concerning access to capital and liquidity and the Company's ability to access the public markets to fund operational activities and growth;

•The Company's ability to remain listed on the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed;

•The ability of the Company to generate cash flow from operations and from financing activities;

•The competitive conditions of the industry, including the Company's ability to maintain or grow its market share;

•Moncton Campus expansion plans, capital expenditures, current and targeted production capacity and timing thereof; and

•Expectations concerning Fiscal 2022 performance.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management's current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this Annual Report may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and, conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors that may cause actual results or events to differ materially from these anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines; industry competition; general economic conditions and global events, including COVID-19 retail store closures or reduced sales at retail stores or otherwise due to COVID-19; heightened economic and industry uncertainty as a result of COVID-19 and governmental action in respect thereto, including with respect to impacts on production, operations, product development, new product launches, disclosure controls and procedures or internal control over financial reporting, including as they may be impacted by delays in remediation due to work from home policies and other COVID 19 impacts, demand for products and services, third-party suppliers or service providers, and any existing or new international business partnerships; production facilities running at less than full capacity due to reduced workforce for reasons related to COVID-19 (as described in the MD&A) and market demand; potential supply chain and distribution disruptions; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries and its investees' ability to, where applicable, obtain and/or maintain their status as Licensed Producers (as defined in the MD&A) or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products (as defined in the MD&A), and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned and demand for cannabis and related products will change in the manner expected by management, in each case after taking into account any impacts related to COVID-19 that are currently known or predicted by management based on the limited information available and the fluidity and uncertainty of the crisis.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on August 31, 2021 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn. $1.2617

TAX MATTERS

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were not effective because of the material weaknesses in our internal control over financial reporting noted below and described in the MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting, as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of the Company's principal executive and principal financial officers or persons performing similar functions and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

In connection with the Company's reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of August 31, 2021 , using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this evaluation management concluded that certain material weaknesses existed as of August 31, 2021 , as described at page 42 of the MD&A under the heading "Management's Evaluation of Internal Control over Financial Reporting", filed as Exhibit 99.5 to this Annual Report.

Attestation Reports of the Registered Public Accounting Firm

Management has determined that the Company became a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act, effective August 31, 2021 (being the last day of the Company’s current fiscal year). Accordingly, the Company ceased to be an “emerging growth company” as defined in Exchange Act Rule 12b-2, and the Company’s Internal Control over Financial Reporting as of August 31, 2021, became subject to audit by KPMG LLP, the Company’s independent registered public accounting firm. The Company has engaged KPMG LLP to perform an “integrated audit” which encompasses an opinion on the fairness of presentation of the Company’s audited annual consolidated financial statements for the financial year then ended, as well as an opinion on the effectiveness of the Company’s Internal Control over Financial Reporting.

The disclosure provided under the heading "Reports of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Organigram Holdings Inc. - Opinions on the Financial Statements and Internal Control over Financial Reporting" incorporated into the Company's audited annual financial statements filed as Exhibit 99.4 to this Annual Report on Form 40-F is incorporated by reference herein.

No Changes in Internal Control over Financial Reporting

Except for the additional material weaknesses noted in the MD&A, there have been no changes to the Company’s Internal Control over Financial Reporting during the year ended August 31, 2021 that have materially affected, or are likely to materially affect, the Company’s Internal Control over Financial Reporting. Management previously recorded material weaknesses related to complex spreadsheet controls, general information technology controls, and property plant and equipment controls. These material weaknesses still exist and are included in the material weaknesses noted in the MD&A.

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

The Investment Committee is comprised of Dexter John (Chair), Stephen Smith, Marni Wieshofer and Ken Manget. The Board of Directors has determined that all four members of the Investment Committee are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the NASDAQ Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.

The Audit Committee is comprised of Stephen Smith (Chair), Ken Manget, Marni Wieshofer and Dexter John. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules. All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Our Board of Directors has determined that Stephen Smith:

•qualifies as an "audit committee financial expert" (as defined in paragraph (8)(b) of General Instruction B to Form 40-F),

•has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in his financial sophistication (pursuant to Rule 5605(c)(2)(A) of the NASDAQ Marketplace Rules), and

•is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the NASDAQ Marketplace Rules).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company's external auditors, in accordance with applicable law.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Tabular disclosure of the amounts billed to us by our independent auditors for each of our last two fiscal years ended August 31, as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 66 of the AIF, filed as Exhibit 99.6 to this Annual Report.

Audit Fees

Audit Fees include fees necessary to perform the annual audit including the audit of internal controls over financial reporting and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. For the year ended August 31, 2021 (“FY’2021”) and August 31, 2020 (“FY’2020”) audit fees were comprised of quarterly reviews, the annual audit (including in FY 2021 the audit of internal controls over financial reporting) and a securities engagement

Audit-Related Fees

Audit–Related Fees include fees for assurance and related services that are related to the performance of the review of the financial statements. For the year ended August 31, 2020, audit related fees were comprised of fees for Canadian Public Accountability Board (CPAB) participation.

Tax Fees

Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance and advisory in FY’2021 and tax compliance in FY’2020. Tax advice includes advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

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

CONTRACTUAL OBLIGATIONS

Tabular disclosure of the Company's contractual obligations as at August 31, 2021 is made on page 43 of the MD&A, filed as Exhibit 99.5 to this Annual Report.

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the "Code") that applies to our officers (including without limitation, the CEO and CFO), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a "code of ethics" within the meaning of that term in Form 40-F.

The Code was reviewed and approved by the Board of Directors on August 30, 2021. The Code is available on the Company's corporate website at www.organigram.ca and under the Company's SEDAR profile on www.SEDAR.com and is filed as Exhibit 99.7 to this Annual Report.

No waivers of the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended August 31, 2021 .

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended August 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Distribution of Annual Reports: NASDAQ Marketplace Rule 5250(d) requires a NASDAQ-listed company to make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on 40-F under the Exchange Act) within a reasonable period of time following the filing of the annual report with the SEC. The Company may comply with this requirement either:

•by mailing the report to shareholders (as opposed to electronic or notice-and-access delivery);

•by satisfying the requirements for furnishing an annual report contained in Rule 14a-16 under the Exchange Act; or

•by posting the annual report to shareholders on or through the company's website, along with a prominent undertaking in the English language to provide shareholders, upon request, a hard copy of the annual report free of charge. A company that chooses to satisfy this requirement pursuant in this manner must, simultaneous with this posting, issue a press release stating that its annual report has been filed with the Commission. The press release must also state that: (a) the annual report is available on the company's website and include the website address, and (b) shareholders may receive a hard copy free of charge upon request.

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

(a)in connection with the acquisition of the stock or assets of another company

(i)where, due to the present or potential issuance of common shares (including shares issued pursuant to an earn-out or similar type of provision, or securities convertible into or exercisable for common shares) other than a public offering for cash:

(A)the common shares constitute or will upon issuance constitute at least 20% of the voting power outstanding before the issuance of the common shares (or, if applicable before the issuance of the securities convertible into or exercisable for common shares); or

(B)the common shares constitute or will upon issuance constitute at least 20% of the number of common shares outstanding before the issuance; or

(ii)if any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3) of the NASDAQ Marketplace Rules) of the listed company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target company or assets to be acquired, or in the consideration to be paid in the transaction or series of related transactions, and the present or potential issuance of common shares, or securities convertible into or exercisable for common shares, could result in an increase of 5% or more in the outstanding common shares or voting power of the listed company;

(b)where the common shares sold (or the number of common shares into which the securities sold are convertible or exercisable), either alone or together with sales by officers, directors or Substantial Shareholders of the listed company, constitute at least

(i)20% of the outstanding common shares before the issuance, or

(ii)20% of the voting power of the outstanding common shares before the issuance,

in either case except for (A) public offerings of common shares for cash, and (B) transactions involving the sale, issuance or potential issuance of common shares at a price, or securities convertible or exercisable into common shares with a conversion or exercise price, that is greater than or equal to the lesser of (1) the last closing price immediately preceding the signing of a binding agreement, and (2) the average closing price of the common shares on NASDAQ for the five trading days immediately preceding the signing of the binding agreement; and

(c)where the issuance would result in a change of control of the listed company.

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

(a)stock purchase plans available on equal terms to all security holders of the listed company (such as a typical dividend reinvestment plan);

(b)tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided that such plans are approved by the listed company's independent compensation committee or a majority of the company's independent directors;

(c)those plans or arrangements allowing employees, directors or service providers to buy such securities on the open market or from the listed company for current fair market value;

(d)grants of options or other equity-based compensation as a material inducement to the grantee's entering into employment with the listed company, provided that such grants are approved by the listed company's independent compensation committee or a majority of the company's independent directors; and

(e)conversions, replacements or adjustments of outstanding options or other equity compensation awards to reflect a merger or acquisition.

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

Date: November 22, 2021	Organigram Holdings Inc.

	By:	/s/ Derrick West
Derrick West
Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4
Audited consolidated financial statements of the Company and notes thereto as at and for the years ended August 31, 2021 , together with the reports of the Independent Registered Public Accounting Firms thereon

99.5	Management's Discussion and Analysis for the year ended August 31, 2021
99.6	Annual Information Form of the Company for the year ended August 31, 2021
99.7	The Company's Code of Business Conduct and Ethics as approved on August 30, 2021
99.8	Consents of KPMG LLP, Independent Registered Public Accounting Firm
99.9	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.10	News Release dated November 23, 2021
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase