Form 40-F
period 2022-08-31
ORGANIGRAM HOLDINGS INC.
filed 2022-11-29
CIK 1620737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2022	Commission File Number 001-38885

ORGANIGRAM HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

333 Bay Street, Suite 1250
Toronto, Ontario
Canada M5H 2R2
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

☑ Annual Information Form    ☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 313,815,503

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☑ Yes    ☐ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☑

2

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

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the year ended August 31, 2022, together with the reports thereon of the independent registered public accounting firm	99.4
Management's Discussion and Analysis of the Company for the year ended August 31, 2022 (the "MD&A")	99.5
Annual Information Form of the Company for the year ended August 31, 2022 (the "AIF")	99.6

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

Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

•Moncton Campus (as defined in the AIF), Winnipeg Facility (as defined in the AIF) and Lac Supérieur Facility (as defined in the AIF) licensing and target production capacity and timing thereof;

•Expectations regarding production capacity, facility size, THC (as defined in the AIF) content, costs and yields;

•Expectations regarding the prospects of the Company's collaboration with BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco (referred to in the AIF and MD&A as "BAT");

•Expectations regarding the prospects for the Company's subsidiaries The Edibles and Infusions Corporation and Laurentian Organic Inc. (referred to in the AIF as "EIC" and "LAU" respectively);

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

•Moncton Campus and Lac Supérieur Facility expansion plans, capital expenditures, current and targeted production capacity and timing thereof; and

•Expectations concerning Fiscal 2023 performance.

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

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines; industry competition; general economic conditions and global events, including COVID-19 retail store closures or reduced sales at retail stores or otherwise due to COVID-19; heightened economic and industry uncertainty as a result of COVID-19 and governmental action in respect thereto, including with respect to impacts on production, operations, product development, new product launches, disclosure controls and procedures or internal control over financial reporting, including as they may be impacted by delays in remediation due to work from home policies and other COVID 19 impacts, demand for products and services, third-party suppliers or service providers, and any existing or new international business partnerships; production facilities running at less than full capacity due to reduced workforce for reasons related to COVID-19 (as described in the MD&A) and market demand; potential supply chain and distribution disruptions; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries and its investees' ability to, where applicable, obtain and/or maintain their status as Licensed Producers (as defined in the MD&A) or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products (as defined in the MD&A), and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned and demand for cannabis and related products will change in the manner expected by management.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on August 31, 2022 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn. $1.3111.

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

In connection with the Company's reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of August 31, 2022, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this evaluation management concluded that certain material weaknesses existed as of August 31, 2022, as described at page 37 of the MD&A under the heading "Management's Evaluation of Internal Control over Financial Reporting", filed as Exhibit 99.5 to this Annual Report.

Attestation Report of the Registered Public Accounting Firm

KPMG LLP, an Independent Registered Public Accounting Firm has audited the Company's consolidated financial statements and has issued an adverse report on the effectiveness of Internal Control over Financial Reporting provided under the heading "Reports of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Organigram Holdings Inc. - Opinions on the Financial Statements and Internal Control over Financial Reporting" incorporated into the Company's audited annual financial statements filed as Exhibit 99.4 to this Annual Report on Form 40-F incorporated by reference herein.

No Changes in Internal Control over Financial Reporting

There have been no changes to the Company’s Internal Control over Financial Reporting during the year ended August 31, 2022 that have materially affected, or are likely to materially affect, the Company’s Internal Control over Financial Reporting. Management previously recorded material weaknesses related to complex spreadsheet controls, general information technology controls, and property plant and equipment controls. These material weaknesses still exist and are included in the material weaknesses noted in the MD&A.

CORPORATE GOVERNANCE

The Board of Directors is responsible for the Company’s corporate governance and has the following separately designated standing committees: the Governance, Nominating and Sustainability Committee, the Compensation Committee, the Investment Committee, and the Audit Committee. The respective charters of the Governance, Nominating and Sustainability Committee, the Compensation Committee, the Investment Committee, and the Audit Committee can be viewed on the Company’s corporate website at www.organigram.ca. In addition, the Company’s Audit Committee Charter is attached as Appendix “A” to the AIF, which is filed as Exhibit 99.6 to this Annual Report.

Governance, Nominating and Sustainability Committee and Compensation Committee

The Governance, Nominating and Sustainability Committee is responsible for reviewing, overseeing and evaluating the governance, nominating and sustainability policies of the Company, and the Compensation Committee is responsible for reviewing, overseeing and evaluating the compensation policies of the Company.

The mandate of the Governance, Nominating and Sustainability Committee includes: (a) assessing the effectiveness of the Board of Directors, each of its committees and individual directors; (b) overseeing the recruitment and selection of candidates to be nominated for election as directors; (c) organizing an orientation and education program for new directors; (d) considering and approving proposals by the directors to engage outside advisors on behalf of the Board of Directors as a whole or on behalf of the independent directors; (e) reviewing and making recommendations to the Board of Directors concerning the size, composition and structure of the Board of Directors and its committees; and (f) overseeing management succession.

The Compensation Committee is responsible for: (a) administering any securities-based compensation plans of the Company; (b) assessing the performance of the Company's management; (c) reviewing and approving the compensation paid by the Company, if any, to the Company's officers; and (d) reviewing and making recommendations to the Board of Directors concerning the level and nature of the compensation payable to Company's directors and officers.

The Compensation Committee also reviews and makes recommendations to the Board of Directors at least annually with respect to the compensation of the Chief Executive Officer and other senior executive officers of the Company, including incentive compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements, and change of control arrangements or provisions, and any special or supplemental benefits. In considering compensation matters, the Committee is required under its Charter to be guided by the following principles: (a) offering competitive compensation to attract, retain and motivate the very best qualified individuals in order for the Company to meet its goals; and (b) acting in the interests of the Company by being fiscally responsible.

The Company's Governance, Nominating and Sustainability Committee and the Company's Compensation Committee are required under their respective Charters to meet at least semi-annually and more frequently as circumstances require.

The Governance, Nominating and Sustainability Committee is comprised of Geoffrey Machum (Chair), Sherry Porter and Dexter John. The Compensation Committee is comprised of Sherry Porter (Chair), Geoffrey Machum and Ken Manget. The Board of Directors has determined that all three members of each of the Governance, Nominating and Sustainability Committee and the Compensation Committee are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

Investment Committee

The Investment Committee's mandate is to assist the Board of Directors in discharging the Board of Directors' oversight responsibilities relating to proposed acquisitions, dispositions, major capital investments and financing arrangements. The Investment Committee is responsible for: (a) reviewing at least quarterly with management the Company's strategic business objectives, including potential acquisitions, dispositions, transaction opportunities and financing arrangements; (b) convening with management as needed to discuss and assess such opportunities, and reviewing and evaluating such opportunities with management on a regular basis; (c) monitoring the performance of the Company's completed transactions and investments by conducting periodic reviews for the purposes of evaluating the degree of success achieved, assessing the accuracy of projections and other assumptions relied upon in approving transactions, identifying the factors that differentiate more successful transactions from less successful ones, and evaluating the strategic contributions resulting from transactions; (d) considering, in conjunction with the Audit Committee as appropriate, the accounting treatment and impact of proposed investments; (e) when appropriate, making recommendations to the Board of Directors in respect of a proposed acquisition, disposition, financing or other arrangement (provided, however, that management may approve, without the requirement for further Committee or Board of Directors action, corporate development, business development, acquisitions and divestiture transactions in the normal course of business involving consideration up to $5,000,000); and (f) considering conformance with applicable law and compliance elements of proposed investments.

The Investment Committee is comprised of Dexter John (Chair), Stephen Smith, Marni Wieshofer, Ken Manget and Simon Ashton. The Board of Directors has determined that all five members of the Investment Committee are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Vaughan, ON, Canada, Auditor Firm ID: 85. Tabular disclosure of the amounts billed to us by our independent auditors for each of our last two fiscal years ended August 31, as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 66 of the AIF, filed as Exhibit 99.6 to this Annual Report.

Audit Fees

Audit Fees include fees necessary to perform the annual audit including the audit of internal controls over financial reporting and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. For the year ended August 31, 2021 (“FY’2021”) audit fees were comprised of quarterly reviews, the annual audit (including the audit of internal controls over financial reporting) and a securities engagement. For the year ended August 31, 2022 (“FY’2022”) audit fees were comprised of quarterly reviews, the annual audit (including the audit of internal controls over financial reporting)

Tax Fees

Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance and advisory in FY’2022 and FY’2021. Tax advice includes advice related to mergers and acquisitions, and a captive insurance structure.

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

The Code was reviewed and approved by the Board of Directors on August 31, 2022. The Code is available on the Company's corporate website at www.organigram.ca and under the Company's SEDAR profile on www.SEDAR.com and is filed as Exhibit 99.7 to this Annual Report.

No waivers of the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended August 31, 2022.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended August 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The Company's Governance, Nominating and Sustainability Committee and Compensation Committee: The Company has adopted a Governance, Nominating and Sustainability Committee Charter and a

Compensation Committee Charter that substantially comply with Rules 5605(d)(1) and Rule 5605(e)(2) of the NASDAQ Marketplace Rules. However, in contrast to the requirements of Rules 5605(d)(2)(A) and 5605(e)(1), the Charters prescribe that only a majority of the Committee (which should be comprised of a minimum of three directors) must be independent as defined in Canadian National Instrument 58 101 - Disclosure of Corporate Governance Practices, and free from any relationship that, in the view of the Board of Directors, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee. This is consistent with the laws, customs and practices in Canada. As disclosed elsewhere in this Annual Report, the Company's Governance, Nominating and Sustainability Committee is currently comprised of Geoff Machum (Chair), Sherry Porter and Dexter John and the Compensation Committee is currently comprised of Sherry Porter (Chair), Geoff Machum and Ken Manget, each of whom has been determined by the Board of Directors to be independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

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
Date: November 28, 2022    Organigram Holdings Inc.
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
99.4
Audited consolidated financial statements of the Company and notes thereto as at and for the year ended August 31, 2022, together with the reports of the Independent Registered Public Accounting Firm thereon

99.5	Management's Discussion and Analysis for the year ended August 31, 2022
99.6	Annual Information Form of the Company for the year ended August 31, 2022
99.7	The Company's Code of Business Conduct and Ethics as approved on August 31, 2022
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.9	Glossy Annual Report
99.10	News Release dated November 28, 2022
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase