Form 40-F
period 2023-09-30
ORGANIGRAM HOLDINGS INC.
filed 2023-12-19
CIK 1620737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023	Commission File Number 001-38885

ORGANIGRAM HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1400-145 King Street West
Toronto, Ontario
Canada M5H 1J8
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

Indicate the number of outstanding shares of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 81,161,630

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financials statements of the registrant included in the filing reflect correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐

3

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

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to "$" or "Cdn.$" mean Canadian dollar and references to "U.S. dollars" or "US$" are to United States dollars.

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the thirteen months ended September 30, 2023, together with the reports thereon of the independent registered public accounting firm	99.4
Management's Discussion and Analysis of the Company for the thirteen months ended September 30, 2023 (the "MD&A")	99.5
Annual Information Form of the Company for the year ended September 30, 2023 (the "AIF")	99.6

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

Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

•Moncton Campus (as defined in the AIF), Winnipeg Facility (as defined in the AIF) and Lac-Supérieur Facility (as defined in the AIF) licensing and target production capacity and timing thereof;

•Expectations regarding production capacity, facility size, THC (as defined in the AIF) content, costs and yields;

•Expectations regarding the prospects of the Company's collaboration and proposed transaction with BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco p.l.c. (referred to in the AIF and MD&A as "BAT");

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

•Expectations around cannabis products with respect to timing, launch, product attributes, composition and consumer demand;

•Strategic investments and capital expenditures, and expected related benefits;

•Expectations regarding the resolution of litigation and other legal proceedings;

•The general continuance of current, or where applicable, assumed industry conditions;

•Changes in laws, regulations and guidelines, including those relating to the recreational market, the medical cannabis markets domestically and internationally, and minor cannabinoids;

•The price of cannabis and derivative cannabis products;

•Expectations around the introduction of new genetics including consistency and quality of seeds and plants and the characteristics thereof;

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

•Expectations related to the war between Israel and Hamas and its impact on the supply of product and collection of accounts receivable in the market and the demand of product in Israel; and

•Expectations concerning Fiscal 2024 performance.

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

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance, including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines; industry competition; general economic conditions and global events, including retail store closures or reduced sales at retail stores, or otherwise, due to COVID-19; heightened economic and industry uncertainty as a result of COVID-19 and governmental action in respect thereto, including with respect to impacts on production, operations, product development, new product launches, disclosure controls and procedures or internal control over financial reporting, including as they may be impacted by delays in remediation due to work from home policies and other COVID 19 impacts, demand for products and services, third-party suppliers or service providers, and any existing or new international business partnerships; production facilities running at less than full capacity due to reduced workforce for reasons related to COVID-19 (as described in the MD&A) and market demand; potential supply chain and distribution disruptions; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries and its investees' ability to, where applicable, obtain and/or maintain their status as Licensed Producers (as defined in the MD&A) or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products (as defined in the MD&A), and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. Material factors and assumptions used in establishing forward-looking information include production activities will proceed as planned and demand for cannabis and related products will change in the manner expected by management.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on September 30, 2023 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn. $1.352.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer ("CEO") and interim Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were not effective because of the material weaknesses in our internal control over financial reporting noted below and described in the MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting, as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers or persons performing similar functions and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes policies and procedures that:

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

In connection with the Company's reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of September 30, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework (2013). Based on this evaluation management concluded that certain material weaknesses existed as of September 30, 2023, as described at page 42 of the MD&A under the heading "Management's Evaluation of Internal Control over Financial Reporting", filed as Exhibit 99.5 to this Annual Report.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG LLP, an Independent Registered Public Accounting Firm has audited the Company's consolidated annual financial statements and has issued an adverse report on the effectiveness of Internal Control over Financial Reporting which is addressed to the Shareholders and Board of Directors of the Company and is incorporated into the Company's audited consolidated annual financial statements filed as Exhibit 99.4 to this Annual Report.

Changes in Internal Control over Financial Reporting

There has been a change to the Company’s Internal Control over Financial Reporting ("ICFR") during the four months ended September 30, 2023 that has materially affected, or is likely to materially affect, the Company’s ICFR. During the four months ended September 30, 2023, the Company substantially progressed its Enterprise Resource Planning (ERP) system implementation with the preparation for launch of the first phase of the ERP beyond the Moncton facility including the implementation of finance and supply chain modules at the Winnipeg and Lac-Supérieur facilities with a launch date of October 1, 2023. Subsequent to the end of Q4 Fiscal 2023, the Company announced the departure of Derrick West, Chief Financial Officer and the appointment of Paolo De Luca as Interim Chief Financial Officer. Other changes to the Company's ICFR during Fiscal 2023 that have materially affected, or are reasonably likely to materially affect, its ICFR have been described on page 41 of the MD&A under the heading "Material Changes to Internal Control Over Financial Reporting", filed as Exhibit 99.5 to this Annual Report.

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

The Compensation Committee is responsible for: (a) administering any securities-based compensation plans of the Company; (b) assessing the performance of the Company's management; (c) reviewing and approving the compensation paid by the Company, if any, to the Company's officers; and (d) reviewing and making recommendations to the Board of Directors concerning the level and nature of the compensation payable to Company's directors and officers. The Compensation Committee is also responsible for administering the Company's Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the "Recovery Policy"), which has been adopted by the Board of Directors pursuant to Rule 5608 of the NASDAQ Marketplace Rules. A copy of the Recovery Policy is filed as Exhibit 97.1 to this Annual Report, and is also available on the Company's corporate website at www.organigram.ca.

The Compensation Committee also reviews and makes recommendations to the Board of Directors at least annually with respect to the compensation of the Chief Executive Officer and other senior executive officers of the Company, including incentive compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements, and change of control arrangements or provisions, and any special or supplemental benefits. In considering compensation matters, the Compensation Committee is required under its Charter to be guided by the following principles: (a) offering competitive compensation to attract, retain and motivate the very best qualified individuals in order for the Company to meet its goals; and (b) acting in the interests of the Company by being fiscally responsible.

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

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the NASDAQ Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements and effectiveness of internal control over financial reporting.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Vaughan, ON, Canada, Auditor Firm ID: 85. Tabular disclosure of the amounts billed to us by our independent auditors for each of our last fiscal years ended August 31, 2022 and September 30, 2023 as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 70 of the AIF, filed as Exhibit 99.6 to this Annual Report.

Audit Fees

Audit Fees include fees necessary to perform the annual audit including the audit of internal controls over financial reporting and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. For the year ended August 31, 2022 (“FY’2022”) audit fees were comprised of quarterly reviews, the annual audit (including the audit of internal controls over financial reporting) and a securities engagement. For the year ended September 30, 2023 (“FY’2023”) audit fees were comprised of quarterly reviews, the annual audit (including the audit of internal controls over financial reporting) and securities engagements.

Tax Fees

Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance and advisory in FY’2023 and FY’2022. Tax advice includes advice related to mergers and acquisitions and a captive insurance structure.

All Other Fees

All other fees relate to services other than the Audit Fees, Audit-Related Fees and Tax Fees, and includes fees on consultations on acquisition related matters, of which there were none in FY'2023 and FY'2022.

Audit Committee Pre-Approval Policies

From time to time, management of the Company recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's external auditor.

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

The Code was reviewed and approved by the Board of Directors on September 30, 2023. The Code is available on the Company's corporate website at www.organigram.ca and under the Company's SEDAR+ profile on www.SEDARplus.ca and is filed as Exhibit 99.7 to this Annual Report.

No waivers of the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended September 30, 2023.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended September 30, 2023, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Executive Sessions: Under Rule 5605(b)(2) of the NASDAQ Marketplace Rules, a listed company must have regularly scheduled meetings at which only independent directors are present ("executive sessions"). The rule contemplates that executive sessions will occur at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled board meetings. Under applicable Canadian rules, customs and practice, the Company's independent directors are not required to hold executive sessions. However, the Company is subject to certain disclosure requirements prescribed in Canadian Form 58-101F1 - Corporate Governance Disclosure ("Form 58-101F1"). In particular, the Company must disclose whether the independent directors hold executive sessions and, if such executive sessions are held, how many of these meetings have been held since the beginning of the Company's most recently completed financial year. If the Company does not hold executive sessions, the Company must describe what the Board of Directors does to facilitate open and candid discussion among its independent directors.

Contents of Audit Committee Charter: Under Rule 5605(c)(1) of the NASDAQ Marketplace Rules, a listed company must adopt a formal written charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the external auditor's accountability to the audit committee; and the audit committee's responsibility to ensure the independence of the outside auditor. In accordance with section 2.3(1) of Canadian National Instrument 52-110 - Audit Committees, the Company has adopted an Audit Committee Charter that sets out its mandate and responsibilities, and substantially complies with Rule 5605(c)(1) of the NASDAQ Marketplace Rules. However, the Audit Committee Charter does not strictly comply with the requirement under Rule 5605(c)(1)(B) that an audit committee charter must specify the committee's responsibility for ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the company, with the view to confirming the objectivity and independence of the external auditor. Instead, consistent with the laws, customs and practices in Canada, the Company's Audit Committee Charter provides that: (a) the Committee shall satisfy itself, on behalf of the Board of Directors, that the external auditor is independent of management; and (b) in assessing such independence, the Committee shall discuss with the external auditor, and may require a letter from the external auditor outlining, any relationships between the external auditor and the Company or its affiliates.

Composition of Compensation Committee: Under Rule 5605(d)(1) of the NASDAQ Marketplace Rules, a listed company must adopt a formal written compensation committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities, including structure, processes and membership requirements. Rule 5605(d)(2)(A) requires that, subject to a limited exception, the compensation committee must be composed of at least two members, each of whom must be an independent director as defined in Rule 5605(a)(2). Under applicable Canadian rules, the Company's compensation committee is not required to include a prescribed number of independent directors.

However, pursuant to Form 58-101F1, the Company must disclose what steps its board of directors takes to ensure an objective process for determining the compensation of the directors and officers of the Company, if its compensation committee is not comprised entirely of independent directors.

Independent Director Oversight of Director Nominations: Rule 5605(e)(1) of the NASDAQ Marketplace Rules prescribes that, subject to a limited exception, director nominees must either be selected, or recommended for the Board of Directors' selection, either by: (a) independent directors (as defined in Rule 5605(a)(2)) constituting a majority of the Board of Directors' independent directors in a vote in which only independent directors participate, or (b) a nominations committee comprised solely of independent directors. Rule 5605(e)(2) requires a listed company to adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under United States federal securities laws. Under applicable Canadian rules, the Company's nominating committee is not required to include a prescribed number of independent directors. However, pursuant to Form 58-101F1, the Company must disclose what steps its board of directors takes to ensure an objective process for encouraging an objective nomination process for new directors of the Company, if its nominating committee is not comprised entirely of independent directors.

The Company's Governance, Nominating and Sustainability Committee and Compensation Committee: The Company has adopted a Governance, Nominating and Sustainability Committee Charter and a Compensation Committee Charter (the "Charters") that substantially comply with Rules 5605(d)(1) and Rule 5605(e)(2) of the NASDAQ Marketplace Rules. However, in contrast to the requirements of Rules 5605(d)(2)(A) and 5605(e)(1), the Charters prescribe that only a majority of the Committee (which should be comprised of a minimum of three directors) must be independent as defined in Canadian National Instrument 58 101 - Disclosure of Corporate Governance Practices, and free from any relationship that, in the view of the Board of Directors, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee. This is consistent with the laws, customs and practices in Canada. As disclosed elsewhere in this Annual Report, the Company's Governance, Nominating and Sustainability Committee is currently comprised of Geoff Machum (Chair), Sherry Porter and Dexter John and the Compensation Committee is currently comprised of Sherry Porter (Chair), Geoff Machum and Ken Manget, each of whom has been determined by the Board of Directors to be independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules. In the event that the Governance, Nominating and Sustainability Committee or the Compensation Committee ceases to comprised of only independent directors, the Company will disclose the steps its Board of Directors takes to ensure an objective process for the nomination of new directors of the Company or the determination of the compensation of the Company's directors and officers, as the case may be.

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

Section 437 of the TSX Company Manual requires that: (a) every TSX-listed company must forward annually to each shareholder who has requested them its annual financial statements and its related management's discussion and analysis in accordance with Canadian National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"); and (b) if a listed company produces an annual report, it must be filed publicly through SEDAR+, available at www.sedarplus.ca.

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
Date: December 19, 2023    Organigram Holdings Inc.
By:    /s/ Paolo De Luca

    Paolo De Luca
    Interim Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Description
97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of interim Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer and interim Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4
Audited consolidated financial statements of the Company and notes thereto as at and for the thirteen months ended September 30, 2023, together with the reports of the Independent Registered Public Accounting Firm thereon

99.5	Management's Discussion and Analysis for the thirteen months ended September 30, 2023
99.6	Annual Information Form of the Company for the thirteen months ended September 30, 2023
99.7	The Company's Code of Business Conduct and Ethics as approved on September 30, 2023
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.9	Glossy Annual Report
99.10	News Release dated December 19, 2023
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)