Form 40-F
period 2024-09-30
ORGANIGRAM HOLDINGS INC.
filed 2024-12-18
CIK 1620737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024	Commission File Number 001-38885

ORGANIGRAM HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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
LEGAL_45545265.2

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

Indicate the number of outstanding shares of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 108,585,492

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐
2
LEGAL_45545265.2

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐

3
LEGAL_45545265.2

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

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the twelve months ended September 30, 2024, together with the reports thereon of the independent registered public accounting firm	99.4
Management's Discussion and Analysis of the Company for the twelve months ended September 30, 2024 (the "MD&A")	99.5
Annual Information Form of the Company for the year ended September 30, 2024 (the "AIF")	99.6

FORWARD-LOOKING STATEMENTS

This Annual Report (including the documents incorporated by reference herein) includes or incorporates by reference certain statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in

LEGAL_45545265.2

a number of places in this Annual Report and include statements regarding our intent, belief or current expectation and that of our officers and directors. Such statements can be identified by the use of forward-looking terminology such as "outlook", "objective", "may," "will," "could", "would", "might", "expect", "intend", "estimate", "anticipate", "believe", "plan", "continue", "budget", "schedule" or "forecast" or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company's plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company's current expectations about future events.

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
•Expectations regarding the prospects of the Company's collaboration and ongoing investment from BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco p.l.c. (referred to in the AIF and MD&A as "BAT");
•Expectations regarding the prospects for the Company's principal operating subsidiary Organigram Inc. (formerly, Organigram, EIC and LAU (as defined in the AIF));
•Expectations around demand for cannabis and related products, future opportunities and sales including the relative mix of medical versus adult-use recreational products, the relative mix of products within the adult-use recreational category including wholesale, the Company's financial position, future liquidity and other financial results;
•Changes in legislation related to permitted cannabis types, forms and potency and legislation of additional cannabis types and forms for adult-use recreational cannabis in Canada, including regulation relating thereto, the timing and the implementation thereof, and our future product forms;
•Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand;

LEGAL_45545265.2

•Expectations around the Company's ability to develop current and future vapour hardware, and the Company's ability to enter and expand its share of the vapour market;
•The scope of protection the Company is able to establish and maintain, if any, for its intellectual property rights;
•Strategic investments and capital expenditures, and expected related benefits;
•The expectation that the technical arrangement between Organigram and Phylos Bioscience Inc. will permit Organigram to continue to transition a portion of its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production;
•The expectations regarding the Company's investment in Green Tank Technologies Corp.;
•The expectations regarding the Company's investment in Steady State LLC doing business as Open Book Extracts;
•The expectations regarding the Company's investment in Sanity Group GmbH;
•The expectations regarding the Company's acquisition of Motif Labs Ltd. and its integration;
•Expectations regarding the resolution of litigation and other legal proceedings;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations and guidelines, including those relating to the recreational market, the medical cannabis markets domestically and internationally;
•Changes in laws, regulations, guidelines and policies, including those related to minor cannabinoids;
•The price of cannabis and derivative cannabis products;
•Expectations around the availability and introduction of new genetics including consistency and quality of seeds and plants and the characteristics thereof;
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
•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto to the Company's international sales;
•The expectations related to the war in Israel and surrounding regions and its impact on the supply of product and collection of accounts receivable in the market and the demand for product in Israel;
•The Company's growth strategy, targets for future growth and forecasts of the results of such growth;

LEGAL_45545265.2

•Expectations concerning access to capital and liquidity, the consummation of the last tranche of the Follow-on BAT Investment (as defined in the AIF) and the Company's ability to access the public markets to fund operational activities and growth;
•The Company's ability to remain listed on the TSX (as defined in the AIF) and NASDAQ (as defined in the AIF) and the impact of any actions it may be required to take to remain listed;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company's ability to maintain or grow its market share;
•The expectations regarding capital expenditures, current and targeted production capacity and timing thereof; and
•Expectations concerning Fiscal 2025 performance.

Certain of the forward-looking statements and other information contained herein are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis, and on assumptions based on data and knowledge of the medical cannabis industry, industrial hemp industry and the adult-use recreational cannabis industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry, industrial hemp industry, and the adult-use recreational cannabis industry involve risks and uncertainties that are subject to change based on various factors.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. These factors include, but are not limited to, risks related to competition, changes in the Canadian cannabis industry and market, governmental regulation, changes in laws, regulations and guidelines, reliance primarily on a single cultivation facility, reliance on key inputs and volatility in the wholesale and retail prices of cannabis, the Company’s success in developing new products and finding a market for the sale of new products, licence renewal risks, risk inherent in the agricultural business, rising energy costs, negative cash flows from operations, dividends, competition from illicit markets, acquisition and integration risk, volatility in the market for the Company’s securities, history of losses, product liability, sufficiency of insurance, management of growth, financing risks, risks relating to developing and maintaining effective internal controls for reliable financial reporting and for fraud prevention, reliance on key personnel, risks relating to the resurgence of pandemic and catastrophic

LEGAL_45545265.2

events, product recalls, risks relating to litigation and securities class actions, difficulties with forecasts, uninsured and uninsurable events risks, risks relating to inflation, unknown health impacts of the use of cannabis and cannabis-derivatives, reliance on third-party transportation, ability to meet target production capacity, scale of operations, supply chain and distribution disruptions, facility and technological risks, packaging and shipping logistics, potential time frame for the implementation of legislation to legalize cannabis internationally, risks relating to the ability of the Company to obtain and/or maintain their status as a licensed producer, the potential size of the regulated adult-use recreational cannabis market, demand for and changes to products, the development of the vapour market, political conditions, market opportunities, timing of final implementation of the Company’s enterprise resource planning system, contracts or other arrangements with provincial governments are not guaranteed, TSX and NASDAQ listing requirements and the ability to continue to meet listing standards for the TSX and the NASDAQ, risks relating to the Company’s designation as a “large accelerated filer”, differing shareholder protections across jurisdictions, increased volatility for dual-listed shares, market liquidity risks, investment risk, risks relating to the Company’s status as a foreign private issuer in the U.S., risks relating to expansion into new markets, foreign investment risk, risk of corruption and fraud in emerging markets and relating to ownership of real property, risks relating to the Israel-Hamas war and its impact on the supply of product in the market and the demand for product in Israel as well as the impact of the war on collection of accounts receivable; the outcome of the final determination in the Anti-Dumping Investigation, risks relating to the Company’s IP, credit risk, liquidity risk, concentration risk, risks associated with significant shareholders, dividends, publicity or consumer perception, cyber security and privacy, product security, environmental and employee health and safety regulations, regulatory proceedings, investigations and audits, fraudulent or illegal activity by employees, restrictions on foreign investors, regulatory and operational risks associated with expansion into foreign jurisdictions, reliance on international advisers and consultants, anti-money laundering laws and regulation risks, anti-corruption and anti-bribery laws, global economic risks, future acquisitions, general business risks and liabilities, dilution, constraints on marketing products, provincial legislative controls, suppliers and skilled labour, conflicts of interest, risks associated with the Company’s status as a holding company and the other risks described in AIF. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned and regulatory conditions will advance in the manner expected by management. The purpose of forward-looking statements is only to provide the reader with a description of management’s expectations relating to future periods, and, as such, forward-looking statements are not appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Annual Information Form.

All forward-looking information is provided as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information,

LEGAL_45545265.2

future events or otherwise, except as and to the extent required by applicable law, including applicable United States federal securities laws.

See also "Risk Factors" in the MD&A and the AIF.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (the "IASB"), which differ in certain respects from United States generally accepted accounting principles ("US GAAP") and from certain practices prescribed by the SEC. Therefore, the Company's financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with US GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on October 1, 2024, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn. $1.3504.

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

LEGAL_45545265.2

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

In connection with the Company's reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company's internal control over

LEGAL_45545265.2

financial reporting as of September 30, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework (2013). Based on this evaluation management concluded that certain material weaknesses existed as of September 30, 2024, as described at page 40 of the MD&A under the heading "Management's Evaluation of Internal Control over Financial Reporting", filed as Exhibit 99.5 to this Annual Report.

Attestation Report of the Independent Registered Public Accounting Firm

PKF O’Connor Davies, LLP, an Independent Registered Public Accounting Firm, has audited the Company's consolidated annual financial statements for the year ended September 30, 2024, and has issued an adverse report on the effectiveness of Internal Control over Financial Reporting which is addressed to the Board of Directors of the Company and is included in the Company's audited consolidated annual financial statements filed as Exhibit 99.4 to this Annual Report.

KPMG LLP, an Independent Registered Public Accounting Firm, has audited the Company's consolidated annual financial statements as at and for the thirteen months ended September 30, 2023.

Changes in Internal Control over Financial Reporting

There has been a change to the Company’s ICFR during the three months ended September 30, 2024 that has materially affected, or is likely to materially affect, the Company’s ICFR.

Control Environment

With respect to the material weakness related to the control environment during Fiscal 2024, the Company took the following actions:

•Bolstered the financial reporting, IT and accounting department’s internal controls and accounting knowledge by hiring new full-time employees including those in more senior roles; and
•Implemented additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s control standards and expectations and clarified individual responsibility for control activities at various levels within the Company. Roles and responsibilities are continually assessed with a view to meeting the needs of the Company’s internal control environment.

During Q4 Fiscal 2024, the Company completed its evaluation of the impact of these actions and concluded that this material weakness related to control environment was successfully remediated.

LEGAL_45545265.2

Information Process

With respect to the material weakness related to the information process during Fiscal 2024:

•The Company substantially progressed its ERP system implementation and successfully completed the second phase of ERP that included the implementation of finance and supply chain modules at our Winnipeg and Lac-Superieur facilities;
•During Q4 Fiscal 2024, the Company launched the planning and design phase for a further enhancement to the ERP system, which will allow for improved costing management and reduction of complex spreadsheets related to inventory costing;
•During Q4 Fiscal 2024, the Company launched the planning and design phase for a financial planning and management reporting tool, which is expected to further enhance the Company’s analytical and review procedures;
•As of September 30, 2024 the Company completed the implementation of a new human resources information system, or HRIS, that is intended to further streamline internal processes, support employee retention efforts and facilitate remediation activities;
•The Company hired a Director of IT to oversee and enhance the IT department, support the remediation of deficiencies in general IT controls and facilitate the development and implementation of the new ERP system. Under the direction of the Director of IT, the Company continued to make progress during the period in remediating certain IT general controls;
•The Company hired and trained a dedicated resource to review the third-party service organization control reports and assess their impact in relation to the Company’s control environment. The Company streamlined its complex spreadsheet models, with the exception of biological asset models and inventory costing, to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets.

Control Activities

With respect to the material weakness related to control activities during Fiscal 2024:
•The Company amalgamated Organigram Inc. with EIC and Laurentian. Post amalgamation, the Company’s three facilities continued to operate as a single corporation under the name "Organigram Inc." which significantly simplified and streamlined the financial statement close process;
•The Company added a new dedicated resource with assigned responsibilities to support management in their ongoing remediation efforts.

LEGAL_45545265.2

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

LEGAL_45545265.2

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

The Governance, Nominating and Sustainability Committee is comprised of Geoffrey Machum (Chair), Sherry Porter and Dexter John. The Compensation Committee is comprised of Sherry Porter (Chair), Geoffrey Machum and Karina Gehring. The Board of Directors has determined that all three members of each of the Governance, Nominating and Sustainability Committee and the Compensation Committee are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

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

LEGAL_45545265.2

development, business development, acquisitions and divestiture transactions in the normal course of business involving consideration up to $5,000,000); and (f) considering conformance with applicable law and compliance elements of proposed investments.

The Investment Committee is comprised of Dexter John (Chair), Stephen Smith, Marni Wieshofer, and Simon Ashton. The Board of Directors has determined that all four members of the Investment Committee are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the NASDAQ Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements and effectiveness of internal control over financial reporting.

The Audit Committee is comprised of Stephen Smith (Chair), Marni Wieshofer, Dexter John and Simon Ashton. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules. All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

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

LEGAL_45545265.2

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company's external auditors, in accordance with applicable law.

PRINCIPAL ACCOUNTING FEES AND SERVICES

As of June 28, 2024, our independent registered public accounting firm is PKF O’Connor Davies, LLP, New York, NY, Auditor Firm ID: 127. Prior to June 28, 2024, our independent registered public accounting firm was KPMG LLP, Vaughan, ON, Canada, Auditor Firm ID: 85. Tabular disclosure of the amounts billed to us by our independent auditors for each of our last fiscal years ended September 30, 2023 and September 30, 2024 as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 78 of the AIF, filed as Exhibit 99.6 to this Annual Report.

Audit Fees

Audit Fees include fees necessary to perform the annual audit including the audit of internal controls over financial reporting and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. For the thirteen months ended September 30, 2023 (“FY’2023”) audit fees were comprised of quarterly reviews, the annual audit (including the audit of internal controls over financial reporting). For the year ended September 30, 2024 (“FY’2024”) audit fees were comprised of quarterly reviews, the annual audit (including the audit of internal controls over financial reporting) and securities engagements.

Tax Fees

Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance and advisory in FY’2024 and FY’2023. Tax advice includes advice related to mergers and acquisitions and a captive insurance structure.

LEGAL_45545265.2

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

The Code was reviewed and approved by the Board of Directors on September 30, 2024. The Code is available on the Company's corporate website at www.organigram.ca and under the Company's SEDAR+ profile on www.sedarplus.ca and is filed as Exhibit 99.7 to this Annual Report.

During the financial year ended September 30, 2024, no material amendment was made to the Code which would be required to be disclosed pursuant to Paragraph 9 of General Instruction B, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions.

LEGAL_45545265.2

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended September 30, 2024, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NASDAQ CORPORATE GOVERNANCE

The Company complies with corporate governance requirements the TSX . As a foreign private issuer, the Company is required to comply with some, but not all, of the corporate governance requirements of NASDAQ. Notwithstanding certain accommodations available to foreign private issuers under NASDAQ's corporate governance standards, the Company adopts best practices consistent with domestic NASDAQ listed companies when appropriate to its circumstances.

The Company has reviewed the NASDAQ corporate governance requirements and confirms that the Company is in compliance with the NASDAQ corporate governance standards that apply to the Company (taking into account the accommodations available for foreign private issuers) in all significant respects:

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

LEGAL_45545265.2

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

LEGAL_45545265.2

The Company's Governance, Nominating and Sustainability Committee and Compensation Committee: The Company has adopted a Governance, Nominating and Sustainability Committee Charter and a Compensation Committee Charter (the "Charters") that substantially comply with Rules 5605(d)(1) and Rule 5605(e)(2) of the NASDAQ Marketplace Rules. However, in contrast to the requirements of Rules 5605(d)(2)(A) and 5605(e)(1), the Charters prescribe that only a majority of the Committee (which should be comprised of a minimum of three directors) must be independent as defined in Canadian National Instrument 58 101 - Disclosure of Corporate Governance Practices, and free from any relationship that, in the view of the Board of Directors, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee. This is consistent with the laws, customs and practices in Canada. As disclosed elsewhere in this Annual Report, the Company's Governance, Nominating and Sustainability Committee is currently comprised of Geoff Machum (Chair), Sherry Porter and Dexter John and the Compensation Committee is currently comprised of Sherry Porter (Chair), Geoff Machum and Karina Gehring, each of whom has been determined by the Board of Directors to be independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules. In the event that the Governance, Nominating and Sustainability Committee or the Compensation Committee ceases to comprised of only independent directors, the Company will disclose the steps its Board of Directors takes to ensure an objective process for the nomination of new directors of the Company or the determination of the compensation of the Company's directors and officers, as the case may be.

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

LEGAL_45545265.2

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

LEGAL_45545265.2

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

LEGAL_45545265.2

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

LEGAL_45545265.2

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

The Company intends to follow TSX rules in respect of its security-based compensation arrangements. The TSX requires shareholder approval of all security-based compensation arrangements, and any material amendments to such arrangements, except for arrangements used as an inducement to persons or companies not previously employed by and not previously an insider of the listed issuer, provided that: (i) such persons or companies enter into a contract of full time employment as an officer of the listed issuer; and (ii) the number of securities made issuable to such persons or companies during any twelve month period does not exceed in aggregate 2% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date the exemption is first used during such twelve month period. Such shareholder approval is required when the security-based arrangement is instituted and every three years thereafter if the arrangement does not have a fixed maximum aggregate of securities issuable. The TSX considers a security-based compensation arrangement to be any compensation or incentive mechanism involving the issuance from treasury or potential issuance from treasury of securities of a listed issuer.

Insiders of a listed issuer that are entitled to receive a benefit under a security-based compensation arrangement are not eligible to vote their securities in respect of the shareholder approval required by the TSX unless such security based compensation arrangement contains an "insider participation limit". An "insider participation limit" is a provision typically found in security-based compensation arrangements which limits the number of a listed issuer's securities: (i) issued to insiders of the listed issuer, within any one year period; and (ii) issuable to insiders of the listed issuer at any time, to 10% of the listed issuer's

LEGAL_45545265.2

total issued and outstanding securities. For the purposes of security-based compensation arrangements, the definition of "insider" would include the CEO, CFO, all directors of the listed issuer and its major subsidiaries, any person responsible for a principal business unit, division or function, and any shareholder that has beneficial ownership or control or direction over, more than 10% of the issued and outstanding common shares of the listed issuer. The Company obtains shareholder approval of its equity compensation plans in accordance with applicable rules and regulations of the TSX.

The foregoing are consistent with the laws, customs and practices in Canada.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

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

LEGAL_45545265.2

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2024    Organigram Holdings Inc.
By:    /s/ Greg Guyatt

    Greg Guyatt
    Chief Financial Officer

LEGAL_45545265.2

Exhibit Index

Exhibit Number	Exhibit Description
97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Audited consolidated financial statements of the Company and notes thereto as of September 30, 2024 and 2023, and for the twelve months ended September 30, 2024, and the thirteen months ended September 30, 2023, together with the reports of the Independent Registered Public Accounting Firms thereon
99.5	Management's Discussion and Analysis for the twelve months ended September 30, 2024
99.6	Annual Information Form of the Company for the twelve months ended September 30, 2024
99.7	The Company's Code of Business Conduct and Ethics as approved on September 30, 2024
99.8	Consent of PKF O’Connor Davies LLP, Independent Registered Public Accounting Firm
99.9	Consent of KPMG, LLP, Independent Registered Public Accounting Firm
99.10	News Release dated December 18, 2024
99.11	Glossy Annual Report
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

LEGAL_45545265.2