Form 40-F/A
period 2024-09-30
ORGANIGRAM HOLDINGS INC.
filed 2024-12-20
CIK 1620737

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

Indicate the number of outstanding shares of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report: 108,585,492

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

2

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

☐

3

EXPLANATORY NOTE

We are filing this amendment No. 1 to our Annual Report on Form 40-F for the fiscal year ended September 30, 2024, as originally filed with the Securities and Exchange Commission on December 18, 2024 (the "Original Filing"), for the purposes of:

1. Correcting disclosure concerning our Company's outstanding share data in the Management's Discussion and Analysis for the twelve months ended September 30, 2024 (included as Exhibit 99.5 to the Original Filing);

2. Correcting the date on the cover page of the Annual Information Form of the Company for the twelve months ended September 30, 2024 (included as Exhibit 99.6 to the Original Filing) from December 11, 2024, to December 18, 2024 ; and

3. Correcting disclosure concerning our Company’s outstanding share data in the news release dated December 18, 2024 (included as Exhibit 99.11 to the Original Filing).

Corrected copies of each of the documents referenced in paragraph 1 through 4 above are included as Exhibits 99.5, 99.6 and 99.11 hereto, respectively.

No other changes have been made to the Original Filing or any other exhibits. This Amendment speaks as of the filing date of the Original Filing and does not reflect events occurring after the original filing date or modify or update those disclosures that may be affected by subsequent events.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2024	Organigram Holdings Inc.

	By:	/s/ Greg Guyatt

Greg Guyatt
Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Description
97.1*	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation
99.1+	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2+	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3+	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4*	Audited consolidated financial statements of the Company and notes thereto as of September 30, 2024 and 2023, and for the twelve months ended September 30, 2024, and the thirteen months ended September 30, 2023, together with the reports of the
Independent Registered Public Accounting Firms thereon
99.5+	Management's Discussion and Analysis for the twelve months ended September 30, 2024
99.6+	Annual Information Form of the Company for the twelve months ended September 30, 2024
99.7*	The Company's Code of Business Conduct and Ethics as approved on September 30, 2024
99.8*	Consent of PKF O'Connor Davies LLP, Independent Registered Public Accounting Firm
99.9*	Consent of KPMG, LLP, Independent Registered Public Accounting Firm
99.10*	Glossy Annual Report
99.11+	News Release dated December 20, 2024
101.INS*	XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

* Previously filed

+ Filed herewith