Form 40-F
period 2025-09-30
ORGANIGRAM GLOBAL INC.
filed 2025-12-16
CIK 1620737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025	Commission File Number 001-38885

ORGANIGRAM GLOBAL INC.
(Exact name of Registrant as specified in its charter)

Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1400-145 King Street West
Toronto, Ontario
Canada M5H 1J8
Tel: 1-844-644-4726
(Address and telephone number of Registrant's principal executive offices)

CORPORATION SERVICE COMPANY
251 Little Falls Drive
County of New Castle
Wilmington, Delaware 19808
Tel: 1-800-927-9800
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"):

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	OGI	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form    ☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 134,461,029

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for
2

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

INTRODUCTORY INFORMATION

Organigram Global Inc. (the "Company" or "Organigram") is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and is a Canadian issuer eligible to file its annual report ("Annual Report") pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The Company's common shares are listed on the Toronto Stock Exchange (the "TSX") and the Nasdaq Global Select Market ("NASDAQ") under the trading symbol "OGI".

In this annual report, references to "we", "our", "us", the "Company" or "Organigram", mean Organigram Global Inc. and our wholly-owned subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to "$" or "Cdn.$" mean Canadian dollar and references to "U.S. dollars" or "US$" are to United States dollars.

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the year ended September 30, 2025, together with the reports thereon of the independent registered public accounting firm	99.4
Management's Discussion and Analysis of the Company for the year ended September 30, 2025 (the "MD&A")	99.5
Annual Information Form of the Company for the year ended September 30, 2025 (the "AIF")	99.6

FORWARD-LOOKING STATEMENTS

This Annual Report (including the documents incorporated by reference herein) includes or incorporates by reference certain statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectation and that of our officers and directors. Such statements can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will," "could", "would", "might", "expect", "intend", "estimate", "anticipate", "believe", "plan", "continue", "budget", "schedule" or "forecast" or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company's plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company's current expectations about future events.

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
•Expectation to create sustainable competitive advantage through relevant and differentiated consumer products and medical trade engagement materials;
•Expectation to renew the Company's licenses prior to their expiry dates;

•Expectations around the Company's ability to develop current and future vapour hardware, and the Company's ability to expand its share of the vapour market;
•Strategic investments and capital expenditures, and expected related benefits;
•The expectation that the technical arrangement between Organigram and Phylos Bioscience Inc. will permit Organigram to continue to transition a portion of its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production;
•The expectations regarding the Company's investments in Green Tank Technologies Corp., Steady State LLC doing business as Open Book Extracts, and Sanity Group GmbH;
•The expectations regarding the Company's acquisition and integration of Motif Labs Ltd. and Collective Project Limited;
•Expectations regarding the resolution of litigation and other legal proceedings;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations and guidelines, including those relating to the recreational market, the medical cannabis markets domestically and internationally, and in particular, with respect to changes in hemp and marijuana in the U.S.;
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
•Expectations concerning access to capital and liquidity, and the Company's ability to access the public markets to fund operational activities and growth;
•The Company's ability to remain listed on the TSX and NASDAQ, and the impact of any actions it may be required to take to remain listed;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company's ability to maintain or grow its market share; and
•Expectations concerning Fiscal 2026 performance.

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

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. These factors include, but are not limited to, risks related to competition, changes in the Canadian cannabis industry and market, governmental regulation, changes in laws, regulations and guidelines, reliance primarily on a single cultivation facility, reliance on key inputs and volatility in the wholesale and retail prices of cannabis, the Company’s success in developing new products and finding a market for the sale of new products, licence renewal risks, risk inherent in the agricultural business, rising energy costs, negative cash flows from operations, dividends, competition from illicit markets, acquisition and integration risk, volatility in the market for the Company’s securities, history of losses, product liability, sufficiency of insurance, management of growth, financing risks, risks relating to developing and maintaining effective internal controls for reliable financial reporting and for fraud prevention, reliance on key personnel, risks relating to the resurgence of pandemic and catastrophic events, product recalls, risks relating to litigation and securities class actions, difficulties with forecasts, uninsured and uninsurable events risks, risks relating to inflation, unknown health impacts of the use of cannabis and cannabis-derivatives, reliance on third-party transportation, ability to meet target production capacity, scale of operations, supply chain and distribution disruptions, facility and technological risks, packaging and shipping logistics, changes to government laws, regulations or policy, including the amendment of the definition of hemp in the 2018 Farm Bill (U.S.) to effectively eliminate hemp-derived THC products, potential time frame for the implementation of legislation to legalize cannabis internationally, risks relating to the ability of the Company to obtain and/or maintain their status as a licensed producer, the potential size of the regulated adult-use recreational cannabis market, demand for and changes to products, the development of the vapour market, political conditions, market opportunities, timing of final implementation of the Company’s enterprise resource planning system, contracts or other arrangements with provincial governments are not guaranteed, TSX and NASDAQ listing requirements and the ability to continue to meet listing standards for the TSX and the NASDAQ, risks relating to the Company’s designation as a “large accelerated filer”, differing shareholder protections across jurisdictions, increased volatility for dual-listed shares, market liquidity risks, investment risk, risks relating to the Company’s status as a foreign private issuer in the U.S., risks relating to expansion into new markets, foreign investment risk, risk of corruption and fraud in emerging markets and relating to ownership of real property; risks relating to the Company’s IP, credit risk, liquidity risk, concentration risk, risks associated with significant shareholders, dividends, publicity or consumer perception, cyber security and privacy, product security, environmental and employee health and safety regulations, regulatory proceedings, investigations and audits, fraudulent or illegal activity by employees, restrictions on foreign investors, regulatory and operational risks associated with expansion into foreign jurisdictions, reliance on international advisers and consultants, anti-money laundering laws and regulation risks, anti-corruption and anti-bribery laws, global economic risks, future acquisitions, general business risks and liabilities, dilution, constraints on marketing products, provincial legislative controls, suppliers and skilled labour, conflicts of interest, risks associated with the Company’s status as a holding company and the other risks described in AIF. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned and regulatory conditions will advance in the manner expected by management. The purpose of forward-looking statements is only to provide the reader with a description of management’s expectations relating to future periods, and, as such, forward-looking statements are not appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Annual Report.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on October 1, 2025, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn. $1.394.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of Beena Goldenberg, our Chief Executive Officer until November 30, 2025, and Peter Amirault, our Executive Chair acting in the capacity of interim Chief Executive Officer effective December 1, 2025 ("CEO"), and our Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were not effective because of the material weaknesses in our internal control over financial reporting noted below and described in the MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting, as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act ("ICFR"), is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers or persons performing similar functions and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. ICFR includes policies and procedures that:

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

In connection with the Company's reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company's ICFR as of September 30, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework (2013). Based on this evaluation management concluded that a material weakness existed as of September 30, 2025, as described at page 21 of the MD&A under the heading "Management's Evaluation of Internal Control over Financial Reporting", filed as Exhibit 99.5 to this Annual Report.

Attestation Report of the Independent Registered Public Accounting Firm

PKF O’Connor Davies, LLP, an Independent Registered Public Accounting Firm, has audited the Company's consolidated annual financial statements for the year ended September 30, 2025, and has issued an adverse report on the effectiveness of ICFR which is addressed to the Board of Directors of the Company and is included in the Company's audited consolidated annual financial statements filed as Exhibit 99.4 to this Annual Report.

Changes in Internal Control over Financial Reporting

There has been a change to the Company’s ICFR during the three months ended September 30, 2025 ("Q4 Fiscal 2025") that has materially affected, or is likely to materially affect, the Company’s ICFR.

During Q4 Fiscal 2025, staff turnover among personnel responsible for preparing and reviewing complex spreadsheets related to biological assets and inventory impacted management's ability to maintain effective operation of applicable controls.

Security and Administration and Monitoring of Service Organizations

With respect to the material weakness related to the information process during Fiscal 2025, the following remedial activities were completed and the material weakness assessed was remediated in Q4 Fiscal 2025:

•Engaged internal control specialists that assisted management in evaluating internal controls and in designing remediation plans;
•Hired a VP, Information Technology, to oversee and enhance the IT department and support the remediation of deficiencies in general IT controls;
•Hired and trained a dedicated resource to review the third-party service organization control reports and assess their impact in relation to the Company's control environment; and
•Remediated certain IT general controls.

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

The Governance, Nominating and Sustainability Committee is comprised of Geoffrey Machum (Chair), Sherry Porter, Dexter John and Craig Harris. The Compensation Committee is comprised of Sherry Porter (Chair), Geoffrey Machum and Karina Gehring. The Board of Directors has determined that all members of each of the Governance, Nominating and Sustainability Committee and the Compensation Committee are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

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

The Investment Committee is comprised of Dexter John (Chair), Stephen Smith, Marni Wieshofer, Simon Ashton and Craig Harris. The Board of Directors has determined that all five members of the Investment Committee are independent, based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

As of June 28, 2024, our independent registered public accounting firm is PKF O’Connor Davies, LLP, New York, NY, Auditor Firm ID: 127. Prior to June 28, 2024, our independent registered public accounting firm was KPMG LLP, Vaughan, ON, Canada, Auditor Firm ID: 85. Tabular disclosure of the amounts billed to us by our independent auditors for each of our last fiscal years ended September 30, 2024 ("Fiscal 2024") and September 30, 2025 ("Fiscal 2025") as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 78 of the AIF, filed as Exhibit 99.6 to this Annual Report.

Audit Fees

Audit Fees include fees necessary to perform the annual audit including the audit of internal controls over financial reporting and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. For Fiscal 2024 audit fees were comprised of quarterly reviews and the annual audit (including the audit of internal controls over financial reporting) . For Fiscal 2025 audit fees were comprised of quarterly reviews and the annual audit (including the audit of internal controls over financial reporting).

Audit-related Fees

Audit-related Fees include fees related to Public Company Accounting Oversight Board and Canadian Public Accountability in Fiscal 2025.

Tax Fees

Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance and advisory in Fiscal 2024. Tax advice includes advice related to mergers and acquisitions and a captive insurance structure.

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

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during Q4 Fiscal 2025 and Fiscal 2025.

CONTRACTUAL OBLIGATIONS

Disclosure of contractual obligations can be found under "Risk Factors - (ii) Liquidity Risk" beginning on page 23 of our MD&A, filed as Exhibit 99.5 to this Annual Report, which section is incorporated by reference.

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the "Code") that applies to our officers (including without limitation, the CEO and CFO), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a "code of ethics" within the meaning of that term in Form 40-F.

The Code was reviewed and approved by the Board of Directors on September 26, 2025. The Code is available on the Company's corporate website at www.organigram.ca and under the Company's SEDAR+ profile on www.sedarplus.ca and is filed as Exhibit 99.7 to this Annual Report.

During Fiscal 2025, no material amendment was made to the Code which would be required to be disclosed pursuant to Paragraph 9 of General Instruction B, and no waivers of the Code were granted to any principal officer of the Company or any person performing similar functions.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during Fiscal 2025, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NASDAQ CORPORATE GOVERNANCE

The Company complies with corporate governance requirements of the TSX. As a foreign private issuer, the Company is required to comply with some, but not all, of the corporate governance requirements of NASDAQ. Notwithstanding certain accommodations available to foreign private issuers under NASDAQ's corporate governance standards, the Company adopts best practices consistent with domestic NASDAQ listed companies when appropriate to its circumstances.

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

The Company's Governance, Nominating and Sustainability Committee and Compensation Committee: The Company has adopted a Governance, Nominating and Sustainability Committee Charter and a Compensation Committee Charter (the "Charters") that substantially comply with Rules 5605(d)(1) and Rule 5605(e)(2) of the NASDAQ Marketplace Rules. However, in contrast to the requirements of Rules 5605(d)(2)(A) and 5605(e)(1), the Charters prescribe that only a majority of the Committee (which should be comprised of a minimum of three directors) must be independent as defined in Canadian National Instrument 58 101 - Disclosure of Corporate Governance Practices, and free from any relationship that, in the view of the Board of Directors, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee. This is consistent with the laws, customs and practices in Canada. As disclosed elsewhere in this Annual Report, the Company's Governance, Nominating and Sustainability Committee is currently comprised of Geoff Machum (Chair), Sherry Porter, Dexter John and Craig Harris, and the Compensation Committee is currently comprised of Sherry Porter (Chair), Geoff Machum and Karina Gehring, each of whom has been determined by the Board of Directors to be independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules. In the event that the Governance, Nominating and Sustainability Committee or the Compensation Committee ceases to comprised of only independent directors, the Company will disclose the steps its Board of Directors takes to ensure an objective process for the nomination of new directors of the Company or the determination of the compensation of the Company's directors and officers, as the case may be.

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
Date: December 16, 2025    Organigram Global Inc.
By:    /s/ Greg Guyatt

    Greg Guyatt
    Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Description
97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation
99.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Principal Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Audited consolidated financial statements of the Company and notes thereto as of September 30, 2025 and 2024, and for the year ended September 30, 2025, and September 30, 2024, together with the reports of the Independent Registered Public Accounting Firms thereon
99.5	Management's Discussion and Analysis for the year ended September 30, 2025
99.6	Annual Information Form of the Company for the year ended September 30, 2025
99.7	The Company's Code of Business Conduct and Ethics as approved on September 26, 2025
99.8	Consent of PKF O’Connor Davies LLP, Independent Registered Public Accounting Firm
99.9	News Release dated December 16, 2025
99.10	Glossy Annual Report
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)